Exhibit 99.99

UNDERWRITING AGREEMENT

January 23, 2018

Canopy Growth Corporation

1 Hershey Drive

Smiths Falls, Ontario

K7A 0A8

Attention: Bruce Linton, Chairman and Chief Executive Officer

Dear Sir:

Based upon and subject to the terms and conditions set out in this agreement (the “Agreement”), GMP Securities L.P. (“GMP”) and BMO Nesbitt Burns Inc. (“BMO” and together with GMP, the “Co-Lead Underwriters”) as co-lead underwriters and joint book-runners, Canaccord Genuity Corp. (“Canaccord”), Eight Capital, Beacon Securities Limited (“Beacon Securities”), and PI Financial Corp. (“PI Financial” together with GMP, BMO, Canaccord, Eight Capital and Beacon Securities, the “Underwriters”) hereby severally (and not jointly or jointly and severally) offer to purchase for resale, on a “bought deal” basis, from Canopy Growth Corporation (the “Corporation”) in the respective percentages set out in Section 19 hereof, and the Corporation hereby agrees to sell to the Underwriters, an aggregate of 5,800,000 common shares in the capital of the Corporation (the “Purchased Shares”), at a price of $34.60 per Purchased Share (the “Issue Price”), for aggregate gross proceeds to the Corporation of $200,680,000.

In addition, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 870,000 common shares in the capital of the Corporation (the “Additional Shares”), at a price of $34.60 per Additional Share, for additional gross proceeds to the Corporation of up to $30,102,000. The Over-Allotment Option is exercisable in whole or in part, at the sole discretion of the Underwriters, for a period of 30 days following the Closing Date (as hereinafter defined) as more particularly described in Section 10 hereof. The Purchased Shares and the Additional Shares are collectively referred to herein as the “Offered Shares” and the offer and sale of the Purchased Shares and the Additional Shares, if any, is referred to herein as the “Offering”.

The Offered Shares may be distributed in each of the provinces of Canada except Quebec (the “Qualifying Jurisdictions”) by the Underwriters pursuant to the Final Prospectus (as hereinafter defined) and in the United States (as hereinafter defined) pursuant to Rule 144A (as hereinafter defined) by certain Underwriters, acting through the U.S. Affiliates (as hereinafter defined) on a private placement basis pursuant to the U.S. Private Placement Memorandum (as hereinafter defined) and Schedule “A” attached hereto. Subject to applicable Law (as hereinafter defined), including the U.S. Securities Act (as hereinafter defined) and the terms of this Agreement, the Offered Shares may also be distributed outside Canada and the United States where they may be lawfully sold on a basis exempt from the prospectus, registration and similar requirements of any such jurisdictions. The Corporation and the Underwriters agree that any offers, sales or purchases of Offered Shares in the United States: (i) will be made in accordance with Schedule “A” attached hereto, which forms part of this Agreement; (ii) will be conducted in such a manner so as not to require registration thereof under the U.S. Securities Act; and (iii) will be conducted through one or more duly registered U.S. Affiliates in compliance with applicable federal and state securities laws of the United States (including laws and regulations governing the registration and conduct of brokers and dealers), and the applicable rules and regulations of the Financial Industry Regulatory Authority, Inc.

It is understood and agreed that the GCILP Group (as defined below) holds Pre-Emptive Rights (as defined below). Should the GCILP Group exercise some or all of such Pre-Emptive Rights prior to the closing of the Offering, the Underwriters agree to sell to the GCILP Group such number of the Offered Shares as is necessary to fulfill such exercise, provided, however that the GCILP Group shall have an investment account with, and shall purchase the Offered Shares through, an investment dealer registered with IIROC (as hereinafter defined).

In consideration of the Underwriters’ services to be rendered in connection with the Offering, the Corporation shall pay to the Underwriters a fee (the “Underwriting Fee”) at Closing equal to 4.0% of the gross proceeds of the Offering provided that the Underwriting Fee on any Offered Shares issuable to the GCILP Group pursuant to the Pre-Emptive Rights shall be 2.0%.

Terms and Conditions

The following are additional terms and conditions of this Agreement between the Corporation and the

Underwriters:

1.	Interpretation.

(a)	Definitions. Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“ACMPR” means the Access to Cannabis for Medical Purposes Regulation (ACMPR) which came into force on August 24, 2016 and replaced the MMPR as of August 24, 2016;

“affiliate”, “associate”, “distribution”, “material change”, “material fact” and “misrepresentation”, shall have the respective meanings ascribed thereto in the Securities Act (Ontario);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made hereby;

“AIF” means the annual information form of the Corporation dated June 28, 2017;

“Applicable Laws” has the meaning ascribed thereto in subsection 8(j) hereof;

“Assets and Properties” with respect to any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, tangible or intangible, choate or inchoate, absolute, accrued, contingent, fixed or otherwise, and, in each case, wherever situated), including the goodwill related thereto, operated, owned or leased by or in the possession of such Person and, for greater certainty, with respect to the Corporation, includes the Smiths Falls Premises, the Niagara Premises, and the Bedrocan Premises;

“Authorizations” has the meaning ascribed thereto in subsection 8(j) hereof;

“BC Tweed JV” means BC Tweed Joint Venture Inc.;

“Bedrocan Canada” means Bedrocan Canada Inc., a wholly-owned subsidiary of the Corporation;

“Bedrocan Initial Site Licence” means the licence issued by Health Canada to Bedrocan Canada on December 3, 2016 pursuant to section 35 of the ACMPR as supplemented, renewed and amended by Health Canada from time to time, granting Bedrocan Canada the authority to sell, possess, ship, transport, deliver and destroy dried marijuana, and to possess, transport and deliver dried marijuana;

“Bedrocan Leases” means (i) the lease dated September 1, 2014, between Bedrocan Canada and Goldman (16 Upton) Ltd.; and (ii) the lease dated October 15, 2013 between Bedrocan Canada and Goldman (Upton) Ltd. pertaining to the Bedrocan Premises;

“Bedrocan Second Site Licence” means the licence issued to Bedrocan Canada on February 18, 2017 pursuant to section 35 of the ACMPR and as supplemented, renewed and amended by Health Canada from time to time, granting Bedrocan Canada the authority to produce, sell, possess, ship, transport, deliver, and destroy dried marijuana, bottled cannabis oil, cannabis in its natural form: cannabis resin, marijuana plants and marijuana seeds;

“Bedrocan Premises” means, collectively, the two licenced premises for growing, processing and storing marihuana by Bedrocan Canada, located at 16 Upton Road, Toronto, Ontario M1L 2C1 and 43 Upton Road, Toronto, Ontario M1L 2C1, respectively;

“Bought Deal Letter” means the bought deal letter dated January 17, 2018 signed by the Co-Lead Underwriters and accepted by the Corporation in respect of the Offering, as amended by letter agreement dated January 18, 2018;

“Business” means the business of growing and supplying high-quality prescription marihuana to treat various medical symptoms;

“Business Day” means any day, other than a Saturday or Sunday, on which the chartered banks in Toronto, Ontario, are open for commercial banking business during normal banking hours;

“Canadian Securities Regulators” means, collectively, the Securities Regulators in the Qualifying Provinces;

“CDS” means CDS Clearing and Depository Services Inc.;

“CDSA” means the Controlled Drugs and Substances Act (Canada);

“Claims” has the meaning ascribed thereto in subsection 16(a) hereof;

“Closing” means the completion of the issue and sale of the Purchased Shares and, if applicable, any Additional Shares issued and sold pursuant to the exercise of the Over-Allotment Option;

“Closing Date” means February 7, 2018 or any earlier or later date as may be agreed to by the Corporation and the Co-Lead Underwriters, or required by subsection 3(e) hereof;

“Closing Time” means 8:00 a.m. (Toronto time) on the Closing Date or such other time on the Closing Date as the Corporation and the Co-Lead Underwriters may agree;

“Common Shares” means the common shares in the capital of the Corporation;

“Contracts” means all agreements, contracts or commitments of any nature, written or oral, including, for greater certainty and without limitation, leases, loan documents and security documents;

“Corporation” has the meaning ascribed thereto on the face page hereof;

“Corporation’s Auditors” means Deloitte LLP, or such other firm of chartered accountants as the Corporation may have appointed or may from time to time appoint as auditors of the Corporation;

“Corporation’s Information Record” means the AIF and all information contained in any press release, material change report (excluding any confidential material change report), financial statements or other document of the Corporation that has been publicly filed by or on behalf of the Corporation on SEDAR pursuant to applicable Securities Laws or otherwise;

“Documents Incorporated by Reference” means all financial statements, management information circulars, annual information forms, material change reports, business acquisition reports or other documents filed by the Corporation, whether before or after the date of this Agreement, that are required by applicable Securities Laws of the Qualifying Provinces to be incorporated by reference into the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, and all Marketing Materials;

“Edmonton Lease” means the lease dated August 15, 2017, between 10252832 Canada Inc. and The Goldman Group (Sherwood Industrial) Ltd. pertaining to the premises located at 4103 84 Avenue, Edmonton, Alberta;

“Employee Plans” has the meaning ascribed thereto in subsection 8(dd) hereof;

“Environmental Laws” means all applicable laws currently in existence in Canada (whether federal, provincial or municipal) relating in whole or in part to the protection and preservation of the environment, occupational health and safety, product safety, product liability or hazardous substances, including the Environmental Protection Act (Ontario) and the Canadian Environmental Protection Act (Canada);

“Environmental Permits” includes all orders, permits, certificates, approvals, consents, registrations and licences issued by any authority of competent jurisdiction under any Environmental Law;

“Final Prospectus” means the (final) short form prospectus, including all of the Documents Incorporated by Reference, relating to the distribution of the Offered Shares and for which a receipt has been issued by the Principal Regulator on its own behalf and on behalf of each of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202;

“Financial Information” means, collectively, the financial and accounting information relating to the Corporation and incorporated by reference into the Preliminary Prospectus, the Final Prospectus and any Supplementary Material, including the Financial Statements, and the accompanying management’s discussion and analysis;

“Financial Statements” means, collectively, the financial statements of the Corporation and the Subsidiaries included in the Documents Incorporated by Reference, including the notes thereto together with any report thereon prepared by the Corporation’s Auditors and/or Mettrum’s Auditors as at and for the periods included therein;

“GCILP” means Greenstar Canada Investment Limited Partnership and any of its affiliates, including but not limited to Constellation Brands, Inc.;

“Goldman Holdings” means Goldman Holdings Ltd., a company incorporated under the Business Corporations Act (Ontario) in which Murray Goldman, a director of the Corporation, holds shares;

“Goldman Loan” means the loan facility Bedrocan Canada has with Goldman Holdings under the Bedrocan Lease in respect of 16 Upton Road, Toronto, in the original principal amount of $2,000,000 with respect to the development of the property located at 16 Upton Road, Toronto, which carries an interest rate of 10% per annum and is payable to Bedrocan Canada’s landlord over a period ending August 31, 2024;

“Government Licences” has the meaning ascribed thereto in subsection 8(i) hereof;

“Governmental Authority” means and includes, without limitation, any national, federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing, including without limitation Health Canada;

“Hazardous Materials” has the meaning ascribed thereto in subsection 8(pp) hereof;

“IFRS” means International Financial Reporting Standards applicable as at the date on which date such calculation is made or required to be made in accordance with generally accepted accounting principles applied on a basis consistent with preceding years;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Indebtedness” means all indebtedness for borrowed money or for the deferred purchase price of property or services (including any guarantees in respect of the foregoing, reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured);

“Indemnified Party” has the meaning ascribed thereto in subsection 16(a) hereof;

“Indemnitor” has the meaning ascribed thereto in subsection 16(a) hereof;

“Intellectual Property” means all trade or brand names, business names, trademarks, service marks, copyrights, patents, patent rights, licences, industrial designs, know-how (including trade secrets and other unpatented or unpatentable proprietary or confidential information, systems or procedures), computer software, inventions, designs and other industrial or intellectual property of any nature whatsoever;

“Laws” means the Securities Laws and all other statutes, regulations, statutory rules, orders, by-laws, codes, ordinances, decrees, the terms and conditions of any grant of approval, permission, authority or licence, or any judgment, order, decision, ruling, award, policy or guideline, of any Governmental Authority, and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such person or persons or its or their business, undertaking, property or securities and emanate from a Governmental Authority, having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Licences” means each of the Bedrocan Initial Site Licence, the Bedrocan Second Site Licence, the Spectrum Cannabis Canada Licence, the Tweed Commercial Licence, the Tweed Farms Commercial Licence, the Tweed Dealers Licence, the Tweed Grasslands Cultivation Licence and the Vert Cultivation Licence, and “Licence” means any one of the foregoing;

“Lien” means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

“Lock-Up Agreement” has the meaning ascribed thereto in subsection 7(q) hereof;

“Losses” has the meaning ascribed thereto in subsection 16(a) hereof;

“marijuana” has the meaning given to the term “marihuana” in the ACMPR;

“Marketing Materials” has the meaning ascribed thereto in NI 41-101;

“Material Adverse Effect” means any (i) change (including a decision to implement such a change made by the board of directors or by senior management who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy, circumstance, development or effect that is materially adverse to the business, assets (including intangible assets), capitalization, liabilities (contingent or otherwise), condition (financial or otherwise), prospects or results of operations of the Corporation and its subsidiaries, taken as a whole, whether or not arising in the ordinary course of business; and (ii) any fact, event or change that would result in the Preliminary Prospectus, the Final Prospectus and any Supplementary Material containing a misrepresentation;

“Material Premises” has the meaning ascribed thereto in subsection 8(oo) hereof;

“Material Subsidiaries” means the Corporation’s subsidiaries attached hereto as Schedule “C”;

“Mettrum’s Auditors” means Deloitte LLP in respect of Mettrum Health Corp.;

“Mettrum Mortgage” means the mortgage obtained by the Corporation, Mettrum Ltd. (now Spectrum Cannabis Canada Ltd.) and Mettrum Hempworks Inc., pursuant to an Amended and Restated Credit Agreement dated May 26, 2017, by and between the Corporation, Mettrum Ltd. (now Spectrum Cannabis Canada Ltd.), Mettrum Hempworks Inc. and the other parties named therein in respect of the premises located at 314 Bennett Road, Bowmanville, Ontario L1C 3K5 and 2133 Forbes Road, Barrie, Ontario L4M 4Y8;

“MMPR” means the Marihuana for Medical Purposes Regulations (Canada) issued June 7, 2013 pursuant to the Controlled Drugs and Substances Act (Canada);

“Niagara Loan Agreement” means the loan agreement between the Corporation and Farm Credit Canada dated November 3, 2014 in respect of a credit facility in an original principal amount of $1,875,000;

“Niagara Mortgage” means the mortgage obtained by the Corporation and Tweed Farms Inc. and finalized on November 7, 2014, pertaining to the Niagara Premises, which secures the Niagara Loan Agreement;

“Niagara Premises” means the licenced premises for growing, processing and storing marihuana by Tweed Farms Inc. located at 453 Concession 5 Rd, Niagara-On-The-Lake, Ontario L0S 1J0 and 405 Concession 5 RD, Niagara-On-The-Lake, Ontario, L0S 1J0;

“NI 41-101” means National Instrument 41-101 – General Prospectus Requirements;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“notice” has the meaning ascribed thereto in Section 21 hereof;

“NP 11-202” means National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions;

“Offered Shares” has the meaning ascribed thereto on the face page hereof;

“Offering” has the meaning ascribed thereto on the face page hereof;

“Offering Documents” means, collectively, the Preliminary Prospectus, the Final Prospectus, the Preliminary U.S. Placement Memorandum, the U.S. Placement Memorandum and any Supplementary Material;

“Over-Allotment Notice” has the meaning ascribed thereto in subsection 10(a) hereof;

“Over-Allotment Option” has the meaning ascribed thereto on the face page hereof;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System adopted by the Canadian Securities Regulators (other than the Ontario Securities Commission);

“Permitted Encumbrances” means (i) any validly perfected security interest given by the Corporation in respect of any indebtedness; (ii) any other security given by the Corporation in connection with the operation of the Business; (iii) liens against the Corporation or its assets for taxes, assessments or governmental charges or levies not due and delinquent; (iv) the Niagara Mortgage and the Mettrum Mortgage (as well as any refinancing of either); (v) undetermined or inchoate liens and charges incidental to the current operations of the Corporation which have not been filed pursuant to law or which relate to obligations not due or delinquent; and (vi) those otherwise disclosed to the Underwriters in writing or disclosed in the Preliminary Prospectus, Final Prospectus or any Supplementary Material;

“Person” shall be broadly interpreted and shall include any individual, corporation, partnership, joint venture, firm, association, trust or other legal entity;

“Pre-Emptive Rights” means the pre-emptive rights held by GCILP Group pursuant to an investor rights agreement with the Corporation dated November 2, 2017;

“Preliminary Prospectus” means the preliminary short form prospectus of the Corporation dated January 23, 2018 including all of the Documents Incorporated by Reference, prepared by the Corporation and relating to the distribution of the Offered Shares and for which a receipt has been issued by the Principal Regulator on its own behalf and on behalf of each of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202;

“Preliminary U.S. Private Placement Memorandum” means the preliminary U.S. Private Placement Memorandum, including the Preliminary Prospectus;

“Principal Regulator” means the Ontario Securities Commission as principal regulator of the Corporation under the Passport System and NP 11-202;

“Purchasers” means, collectively, each of the purchasers of the Offered Shares pursuant to the Offering including, if applicable, the Underwriters;

“Qualifying Provinces” means, collectively, all of the provinces of Canada except Quebec;

“Rule 144A” means Rule 144A under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Securities Laws” means, unless the context otherwise requires, all applicable securities laws in each of the Qualifying Provinces, the United States and the applicable securities laws of all other jurisdictions other than the Qualifying Provinces and the United States in which the Offered Shares are offered, as applicable, and the respective regulations made thereunder, together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other regulatory instruments of the securities regulatory authorities in such jurisdictions;

“Securities Regulators” means, collectively, the securities regulators or other securities regulatory authorities in the Qualifying Provinces, the United States and any other jurisdictions in which the Offered Shares are offered or sold, as the case may be;

“SEDAR” means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

“Selling Firm” has the meaning ascribed thereto in subsection 3(c) hereof;

“Smiths Falls Premises” means the licenced premises for growing, processing and storing medical marihuana located at 1 Hershey Drive, Smiths Falls, Ontario K6A 4S9;

“Spectrum Canada” means Canopy’s wholly-owned subsidiary Spectrum Health Corp. (formerly Mettrum Health Corp.);

“Spectrum Canada Arrangement” means the acquisition of Spectrum Canada by way of a statutory plan of arrangement on January 31, 2017;

“Spectrum Canada Arrangement Agreement” means the arrangement agreement between Canopy and Spectrum Canada dated November 30, 2016, as amended;

“Spectrum Canada Financial Information” means, collectively, the financial and accounting information relating to Spectrum Canada and incorporated by reference into the Preliminary Prospectus, the Final Prospectus and any Supplementary Material;

“Spectrum Canada Group” means Spectrum Canada and its subsidiaries, being 2344823 Ontario Inc. d/b/a Bodystream, Apollo Applied Research Inc. (and its subsidiary, Apollo CRO Inc.), Mettrum Hempworks Inc., Spectrum Cannabis Canada (and its subsidiary, Mettrum Creemore, of which Spectrum Cannabis Canada owns 40%);

“Spectrum Canada Premises” means the licensed premises for growing, processing and storing medical marihuana located at 314 Bennett Road, Bowmanville, Ontario L1C 3K5 and 2133 Forbes Road, Barrie, Ontario L4M 4Y8;

“Spectrum Cannabis Canada” means Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.)

“Spectrum Cannabis Canada Licence” means the licence issued to Spectrum Cannabis Canada Ltd. (previously Mettrum Ltd.) on November 2, 2016 pursuant to the ACMPR and as supplemented, renewed and amended by Health Canada from time to time, granting the holder the authority to produce, sell, possess, ship, transport, deliver, and destroy dried marijuana, bottled cannabis oil, cannabis in its natural form: cannabis resin, fresh marijuana, marijuana plants and marijuana seeds

“Standard Listing Conditions” has the meaning ascribed thereto in subsection 5(a)(v) hereof;

“Subsequent Disclosure Documents” means any financial statements, management information circulars, annual information forms, material change reports, business acquisition reports, or other documents filed by the Corporation after the date of this Agreement that are required by applicable Securities Laws to be incorporated by reference in the Preliminary Prospectus or Final Prospectus;

“Subsidiaries” means each subsidiary of the Corporation, including the Material Subsidiaries;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Ontario) unless otherwise defined herein;

“Substituted Purchasers” has the meaning ascribed thereto in subsection 3(b) hereof;

“Supplementary Material” means, collectively, any amendment to the Preliminary Prospectus, the Final Prospectus, any amendment or supplemental prospectus or ancillary materials that may be filed by or on behalf of the Corporation under the Securities Laws relating to the distribution of the Offered Shares thereunder;

“Taxes” has the meaning ascribed thereto in subsection 8(x) hereof;

“TSX” means the Toronto Stock Exchange;

“Tweed” means Canopy’s wholly-owned subsidiary Tweed Inc.;

“Tweed Commercial Licence” means the licence issued by Health Canada to Tweed Inc. on January 20, 2017 pursuant to the ACMPR as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Inc. the authority to produce, sell, possess, ship, transport, deliver and destroy dried marijuana, bottled cannabis oil, encapsulated cannabis oil, cannabis in its natural form: cannabis resin, marijuana seeds, marijuana plants and fresh marijuana;

“Tweed Dealers Licence” means the licence issued by Health Canada to Tweed Inc. on January 1, 2018 pursuant to the CDSA, as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Inc. the authority to conduct research, possess, produce, package, sell, and send, transport and deliver cannabis, CBD, cannabinol, cannabis resin and THC;

“Tweed Farms” means Canopy’s wholly-owned subsidiary Tweed Farms Inc.;

“Tweed Grasslands” means Canopy’s wholly-owned subsidiary Tweed Grasslands Cannabis Inc. (formerly rTrees Producers Limited);

“Tweed Grasslands Cultivation Licence” means the licence issued by Health Canada to Tweed Grasslands on June 16, 2017 pursuant to section 35 of the ACMPR as supplemented, renewed and amended by Health Canada from time to time, granting Tweed Grasslands the authority to produce, possess, ship, transport, deliver and destroy dried marijuana, marijuana plants and marijuana seeds;

“Tweed Grasslands Premises” means the licensed premises for licensed activities by Tweed Grasslands located at 41 York Road West, Yorkton, SK, S3N 2X1;

“Tweed Farms Commercial Licence” means the licence issued by Health Canada to Tweed Farms Inc. on October 21, 2016 pursuant to section 35 of the ACMPR, as renewed and amended by Health Canada from time to time, granting Tweed Farms Inc. the authority to produce, sell to other Licensed Producers, possess, ship, transport, deliver and destroy dried marijuana, marijuana plants and marijuana seeds;

“Underwriting Fee” has the meaning ascribed thereto on the face page hereof;

“United States” means the “United States” as defined in Regulation S under the U.S. Securities Act;

“U.S. Affiliate” has the meaning ascribed thereto in subsection 4(d) hereof;

“U.S. Private Placement Memorandum” means the private placement memorandum, including the Final Prospectus, prepared for use in connection with the offer and sale of the Offered Shares in the United States;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Vert” means Canopy’s wholly-owned subsidiary Vert Cannabis Inc.; and

“Vert Cultivation Licence” means the licence issued by Health Canada to Vert on December 21, 2017 pursuant to section 35 of the ACMPR as supplemented, renewed and amended by Health Canada from time to time, granting Vert the authority to produce, possess, ship, transport, deliver and destroy dried marijuana and marijuana plants and the authority to possess, ship, transport, and deliver marijuana seeds.

(b)	Prospectus Defined Terms. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus.

(c)	Divisions and Headings. The division of this Agreement into sections, subsections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless something in the subject matter or context is inconsistent therewith, references herein to Sections, subsections, paragraphs and other subdivisions are to sections, subsections, paragraphs and other subdivisions of this Agreement.

(d)	Number and Gender. All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(e)	Currency. Any reference in this Agreement to $ or to dollars shall refer to the lawful currency of Canada, unless otherwise specified.

(f)	Schedules. Schedule “A” entitled “United States Offers and Sales” and Schedule “B” entitled “Underwriter’s Certificate” are attached to this Agreement and are deemed to be incorporated into and to form part of this Agreement.

2.	Attributes of the Offered Shares.

The Offered Shares to be issued and sold by the Corporation hereunder shall be duly and validly created and issued by the Corporation and, when issued by the Corporation, such Offered Shares shall have the rights, privileges, restrictions and conditions that conform in all material respects to the rights, privileges, restrictions and conditions set forth in the Offering Documents.

3.	The Offering.

(a)	Each Purchaser resident in a Qualifying Province shall purchase the Offered Shares pursuant to the Final Prospectus. The Corporation hereby agrees to secure compliance with all Securities Laws of the Qualifying Provinces on a timely basis in connection with the distribution of the Offered Shares. Upon request by the Underwriters, and subject to the provisions of subsection 4(b), the Corporation and the Underwriters each agree to file within the periods stipulated under the Securities Laws of the United States, and at the expense of the Corporation, all post-closing filings required to be made by the Corporation or the Underwriters, as applicable, in connection with the Offering in the United States. The Underwriters agree to assist the Corporation in all reasonable respects to secure compliance with all regulatory requirements in connection with the Offering.

(b)	The Corporation understands that although this Agreement is presented on behalf of the Underwriters as purchasers, the Underwriters may arrange for substituted purchasers (the “Substituted Purchasers”) for the Offered Shares. It is further understood that the Underwriters agree to purchase or cause to be purchased the Purchased Shares, and if the Over-Allotment Option is exercised, the Additional Shares being issued by the Corporation and that this commitment is not subject to the Underwriters being able to arrange Substituted Purchasers, except in respect of the GCILP Group which is conditional on the Corporation providing information and documentation related thereto as required by the Co-Lead Underwriters, acting reasonably. Each Substituted Purchaser shall purchase Offered Shares at the Issue Price set forth in the paragraphs above, and to the extent that Substituted Purchasers purchase Offered Shares, the obligations of the Underwriters to do so will be reduced by the number of Offered Shares purchased by the Substituted Purchasers from the Corporation (but shall not relieve the Underwriters from paying to the Corporation the Issue Price per Offered Share purchased by such Substituted Purchasers). Any reference in this Agreement hereafter to “Purchasers” shall be taken to be a reference to the Underwriters, as the initial committed purchasers, and to the Substituted Purchasers, if any. Notwithstanding the foregoing all Offered Shares sold pursuant to Rule 144A shall first be purchased by the Underwriters, acting as principal, and resold in transactions in accordance with Rule 144A;

(c)	The Corporation agrees that the Underwriters shall have the right to invite one or more investment dealers (each, a “Selling Firm”) to form a selling group to participate in the soliciting of offers to purchase the Offered Shares. The Underwriters have the exclusive right to control all compensation arrangements between the members of the selling group, such compensation to be payable by the Underwriters. Subject to Sections 16 and 17 hereof, the Corporation grants all of the rights and benefits of this Agreement to any Selling Firm so appointed by the Underwriters and appoints the Underwriters as trustees of such rights and benefits for such Selling Firms, and the Underwriters hereby accept such trust and agree to hold such rights and benefits for and on behalf of such Selling Firms. The Underwriters shall ensure that any Selling Firm appointed pursuant to the provisions of this subsection 3(c) or with whom the Underwriters have a contractual relationship with respect to the Offering, if any, agrees with the Underwriters to comply with the covenants and obligations given by the Underwriters herein or to which the Underwriters are subject.

(d)	The Corporation represents and warrants to, and covenants and agrees with, the Underwriters that the Corporation has prepared and will promptly, after the execution and delivery of this Agreement, file the Preliminary Prospectus and other related documents relating to the proposed distribution in the Qualifying Provinces of the Offered Shares in accordance with the Securities Laws and the Corporation shall obtain a receipt for the Preliminary Prospectus from the Principal Regulator on its own behalf and on behalf of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202 by no later than 2:00 p.m. (Toronto time) on January 23, 2018.

(e)	The Corporation shall promptly resolve all comments received of, or deficiencies raised by, the Canadian Securities Regulators with respect to the Preliminary Prospectus as soon as possible after receipt of such comments. The Corporation shall have prepared and filed the Final Prospectus and other related documents relating to the proposed distribution of the Offered Shares in the Qualifying Provinces in accordance with the Securities Laws and the Corporation shall obtain a receipt for the Final Prospectus from the Principal Regulator on its own behalf and on behalf of the other Canadian Securities Regulators pursuant to the Passport System and NP 11-202 by 5:00 pm (Toronto time) on January 30, 2018 (or such other time and/or later date as the Corporation and the Co-Lead Underwriters may agree).

(f)	Until the earlier of the date on which: (i) the distribution of the Offered Shares is completed; or (ii) the Underwriters have exercised their termination rights pursuant to Sections 12 and 13, the Corporation will promptly take, or cause to be taken, all additional steps and proceedings that may from time to time be required under the Securities Laws to continue to qualify the distribution of the Offered Shares or, in the event that the Offered Shares have, for any reason, ceased so to qualify, to so qualify again the Offered Shares, as applicable, for distribution in the Qualifying Provinces. The Underwriters shall, upon the Corporation obtaining a receipt for the Final Prospectus from or on behalf of each of the Canadian Securities Regulators, and upon receiving sufficient copies of the Final Prospectus from the Corporation in accordance with subsection 5(d)(ii), deliver one copy of the Final Prospectus (together with any amendments thereto) to all persons resident in the Qualifying Provinces who are to acquire the Offered Shares.

(g)	Prior to the filing of the Preliminary Prospectus, the filing of the Final Prospectus and the Closing, the Corporation shall have permitted the Underwriters to review each of the Preliminary Prospectus and the Final Prospectus and shall allow the Underwriters to conduct any due diligence investigations which they reasonably require in order to fulfill their obligations as underwriters under applicable Securities Laws and in order to enable the Underwriters to responsibly execute the certificate in the Preliminary Prospectus and the Final Prospectus required to be executed by them. Unless so advised otherwise, the Underwriters will be entitled to rely on the advice or absence of advice, as the case may be, of the Corporation in the course of their due diligence investigations.

(h)	In carrying out their responsibilities under this Agreement, the Underwriters will necessarily rely on information prepared or supplied by the Corporation. The Underwriters will apply reasonable standards of diligence to their due diligence inquiries. However, the Underwriters will be entitled to rely on and assume no obligation to verify the accuracy or completeness of such information and under no circumstances will the Underwriters be liable to the Corporation or any securityholder for any damages arising out of the inaccuracy or incompleteness of such information. The Corporation maintains sole responsibility for the accuracy and completeness of the Offering Documents, all Documents Incorporated by Reference, and any other disclosure document to be prepared in connection with the Offering, except any portions thereof that are provided by the Underwriters.

4.	Distribution and Certain Obligations of the Underwriters.

(a)	The Underwriters shall, and shall require any Selling Firm to agree to, comply with the Securities Laws in connection with the distribution of the Offered Shares and shall offer the Offered Shares for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Offering Documents and this Agreement, including Schedule “A” hereto. The Underwriters shall, and shall require any Selling Firm to, offer for sale to the public and sell the Offered Shares only in those jurisdictions where they may be lawfully offered for sale or sold. The Underwriters shall: (i) use all commercially reasonable efforts to complete and cause each Selling Firm to complete the distribution of the Offered Shares as soon as reasonably practicable; and (ii) promptly notify the Corporation when, in their opinion, the Underwriters and the Selling Firms have ceased distribution of the Offered Shares and provide a breakdown of the number of Offered Shares distributed in each of the Qualifying Provinces where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators.

(b)	The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Offered Shares in a manner which complies with and observes all applicable Laws in each jurisdiction into and from which they may offer to sell the Offered Shares or distribute the Offering Documents in connection with the distribution of the Offered Shares and will not, directly or indirectly, offer, sell or deliver any Offered Shares or deliver the Offering Documents to any person in any jurisdiction other than the Qualifying Provinces except in a manner which will not require the Corporation to comply with the registration, prospectus, filing, continuous disclosure or other similar requirements under the applicable securities laws of such other jurisdictions or pay any additional governmental filing fees (other than any filing fees required to comply with state securities or “blue sky” laws in the United States) which relate to such other jurisdictions. Subject to the foregoing, the Underwriters and any Selling Firm shall be entitled to offer and sell the Offered Shares in the United States solely pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A and similar exemptions under applicable United States state securities laws, and in other international jurisdictions in accordance with any applicable securities and other laws in the jurisdictions in which the Underwriters and/or Selling Firms offer the Offered Shares. Any offer or sale of the Offered Shares shall be made in accordance with the terms and conditions set out in Schedule “A” to this Agreement, which terms and conditions and the representations, warranties and covenants of the parties therein, are hereby incorporated by reference into and form part of this Agreement.

(c)	For the purposes of this Section 4, the Underwriters shall be entitled to assume that the Offered Shares are qualified for distribution in any Qualifying Province where a receipt for the Final Prospectus shall have been obtained from the Principal Regulator issued under the Passport System and NP 11-202 evidencing that a receipt has been issued for the Final Prospectus by or on behalf of each of the Canadian Securities Regulators following the filing of the Final Prospectus, unless otherwise notified by the Corporation in writing.

(d)	Notwithstanding the foregoing provisions of this Section 4, an Underwriter will not be liable to the Corporation under this Section 4 with respect to a default under this Section 4 or Schedule “A” by the other Underwriter or the other Underwriter’s duly registered broker-dealer affiliate in the United States (the “U.S. Affiliate”) or a Selling Firm appointed by the other Underwriter, as the case may be, if the first Underwriter is not itself in default.

5.	Deliveries on Filing and Related Matters.

(a)	The Corporation shall deliver to the Underwriters:

(i)	at the Closing Time, a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified by the Corporation as required by applicable Securities Laws in the Qualifying Provinces;

(ii)	at the Closing Time, a copy of any other document required to be filed by the Corporation under applicable Securities Laws of the Qualifying Provinces in connection with the filing of the Final Prospectus;

(iii)	concurrently with the filing of the Final Prospectus with the Canadian Securities Regulators, a “long-form” comfort letter dated the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from: (i) the Corporation’s Auditors with respect to the Financial Information contained in the Final Prospectus; and (ii) Mettrum’s Auditors with respect to the Spectrum Canada Financial Information incorporated by reference in the Final Prospectus, which letters shall be based on a review by the Corporation’s Auditors and Mettrum’s Auditors, respectively, within a cut-off date of not more than two Business Days prior to the date of the letters, which letters shall be in addition to the auditors’ reports incorporated by reference in the Final Prospectus and the consent letters of the Corporation’s Auditors and Mettrum’s Auditors addressed to the Canadian Securities Regulators;

(iv)	as soon as practicable after the Preliminary Prospectus, the Final Prospectus and any Supplementary Material are prepared, if requested by the Underwriters, the Preliminary U.S. Private Placement Memorandum, the U.S. Private Placement Memorandum and any amendments thereto; and

(v)	prior to the filing of the Final Prospectus with the Canadian Securities Regulators, copies of correspondence indicating that the application for the listing and posting for trading on the TSX of the Offered Shares has been approved, subject only to satisfaction by the Corporation of customary post-closing conditions imposed by the TSX (the “Standard Listing Conditions”).

(b)	The Corporation shall also prepare and deliver promptly to the Underwriters signed copies of all Supplementary Material. Concurrently with the delivery of any Supplementary Material or the incorporation by reference in the Offering Documents of any Subsequent Disclosure Document, the Corporation shall deliver to the Underwriters, with respect to such Supplementary Material or Subsequent Disclosure Document, a comfort letter or letters, as applicable, substantially similar to that referred to in subsection 5(a)(iii) hereof.

(c)	Delivery of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material by the Corporation shall constitute the representation and warranty of the Corporation to the Underwriters that, as at their respective dates of filing:

(i)	all information and statements (except information and statements relating solely to the Underwriters and provided in writing by the Underwriters for inclusion in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material) contained and/or incorporated by reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, as the case may be, are true and correct, in all material respects, and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offered Shares as required by applicable Securities Laws in the Qualifying Provinces;

(ii)	no material fact or information has been omitted therefrom (except facts or information relating solely to the Underwriters and not provided in writing by the Underwriters for inclusion in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii)	except with respect to any information relating solely to the Underwriters and provided in writing by the Underwriters for inclusion in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material, such documents comply in all material respects with the requirements of applicable Securities Laws in the Qualifying Provinces.

Such deliveries shall also constitute the Corporation’s consent to the Underwriters’ use of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material in connection with the distribution of the Offered Shares in compliance with this Agreement, unless otherwise advised in writing.

(d)	The Corporation shall:

(i)	cause commercial copies of the Preliminary Prospectus and the Preliminary U.S. Private Placement Memorandum to be delivered to the Underwriters without charge, in such numbers and at such locations in the Qualifying Provinces as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Provinces with respect to the filing of the Preliminary Prospectus. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is two Business Days after compliance with applicable Securities Laws in the Qualifying Provinces with respect to the filing of the Preliminary Prospectus;

(ii)	cause commercial copies of the Final Prospectus and any Supplementary Material to be delivered to the Underwriters without charge, in such numbers and at such locations in the Qualifying Provinces as the Underwriters may reasonably request by written instructions to the Corporation’s financial printer given forthwith after the Underwriters have been advised that the Corporation has complied with the Securities Laws in the Qualifying Provinces with respect to the filing of the Final Prospectus. Such delivery shall be effected as soon as possible and, in any event, on or before a date which is one Business Day after compliance with applicable Securities Laws in the Qualifying Provinces with respect to the filing of the Final Prospectus, and on or before a date which is one Business Day after the Principal Regulator has issued a receipt, on its own behalf and on behalf of the Canadian Securities Regulators, for, or accepted for filing, as the case may be, any Supplementary Material;

(iii)	cause to be delivered to the Underwriters, as soon as practicable after preparation thereof, without charge, in such numbers and at such locations as the Underwriters may reasonably request, commercial copies of the U.S. Private Placement Memorandum and any amendments thereto; and

(iv)	cause to be provided to the Underwriters, without charge, such number of copies of any Documents Incorporated by Reference in the Preliminary Prospectus, the Final Prospectus or any Supplementary Material as the Underwriters may reasonably request for use in connection with the distribution of the Offered Shares.

(e)	During the period commencing on the date hereof and until the completion of the distribution of the Offered Shares, the Corporation will promptly provide to the Underwriters drafts of any press releases of the Corporation and the Corporation will agree to the form and content thereof with the Underwriters prior to issuance.

(f)	Prior to the filing of the Final Prospectus with the Canadian Securities Regulators, the Corporation shall file or cause to be filed with the TSX all necessary documents and shall take or cause to be taken all necessary steps to ensure that the Corporation has obtained all necessary approvals for the Offered Shares to be conditionally listed on the TSX, subject only to the Standard Listing Conditions.

6.	Material Changes and Undisclosed Material Facts.

(a)	During the period commencing on the date hereof up until such time as the Underwriters notify the Corporation of the completion of the distribution of the Offered Shares under the Final Prospectus, the Corporation shall promptly inform the Underwriters in writing of the full particulars of:

(i)	any material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital, control or proposed control of the Corporation and its subsidiaries taken as a whole, including without limitation any material change in any information provided to the Underwriters concerning the Corporation;

(ii)	any material fact which has arisen or has been discovered and would have been required to have been stated in the Offering Documents had the fact arisen or been discovered on, or prior to, the date of such documents;

(iii)	any change in any matter covered by a statement contained or incorporated by reference in the Offering Documents if such change would result in the Offering Documents failing to constitute full, true and plain disclosure of all material facts relating to the securities offered thereunder;

(iv)	any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Offering Documents or whether any event or state of facts has occurred after the date hereof, which, in any case, is, or may be, of such a nature as to render any statement in the Offering Documents untrue or misleading in any material respect or which would result in a misrepresentation in the Offering Documents, or which would result in the Offering Documents not complying (to the extent that such compliance is required) with the Securities Laws of any Qualifying Province or which would reasonably be expected to have a significant effect on the market price or value of the Offered Shares;

(v)	any notice by any governmental, judicial or regulatory authority requesting any information, meeting or hearing relating to the Corporation or the Offering;

(vi)	any change in circumstances (actual or proposed within the knowledge of the Corporation) which is of such a nature that there is reasonable doubt whether notice needs to be given to the Underwriters pursuant to this section and, in any event, prior to making any filings; and

(vii)	any other event or state of affairs that may be relevant to the Underwriters’ due diligence investigations.

(b)	The Corporation shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under Securities Laws as a result of such material fact or change, including, without limitation, the preparation and filing of any Supplementary Material which may be necessary and will otherwise comply with all legal requirements necessary to continue to qualify the Offered Shares for distribution in each of the Qualifying Provinces.

(c)	In addition to the provisions of subsections 6(a) and 6(b) hereof, the Corporation shall in good faith inform and discuss with the Underwriters any change, event or fact contemplated in subsections 6(a) and 6(b) which is of such a nature that there is or could be reasonable doubt as to whether notice should be given to the Underwriters under subsection 6(a) hereof, and the Corporation shall consult with the Underwriters with respect to the form and content of any amendment or other Supplementary Material proposed to be filed by the Corporation, it being understood and agreed that no such amendment or other Supplementary Material shall be filed with any Securities Regulator prior to the review thereof by the Underwriters and their counsel, acting reasonably.

(d)	If during the period of distribution of the Offered Shares there shall be any change in applicable Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of any Supplementary Material, upon written notice from the Underwriters, the Corporation shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file any such Supplementary Material with the appropriate Canadian Securities Regulators where such filing is required.

7.	Covenants of the Corporation.

The Corporation hereby covenants to the Underwriters that:

(a)	prior to and at all times until the Closing Time, the Corporation will allow the Underwriters (and their counsel and consultants) to conduct all due diligence which the Underwriters may reasonably require or which may be considered necessary or appropriate by the Underwriters. The Corporation will provide to the Underwriters (and their counsel) reasonable access to the Corporation’s properties, senior management personnel and corporate, financial and other records, for the purposes of conducting such due diligence. Without limiting the scope of the due diligence inquiry the Underwriters (or their counsel) may conduct, the Corporation shall use its best efforts to make available its directors, senior management, technical advisors, auditors and counsel to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to filing of each of the Preliminary Prospectus and the Final Prospectus;

(b)	during the period from the date hereof until the time that the Underwriters notify the Corporation of the completion of the distribution of the Offered Shares:

(i)	the Corporation and its management will provide such assistance to the Underwriters as they may reasonably require in connection with the preparation of Marketing Materials; and

(ii)	the Corporation shall file, if applicable, a template version of any such Marketing Materials on SEDAR as soon as reasonably practicable after such Marketing Materials are so approved in writing by the Corporation and the Underwriters, acting reasonably, and in any event on or before the day the Marketing Materials are first provided to any potential investor of Offered Shares;

(c)	the Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential investor of Offered Shares with any Marketing Materials except for Marketing Materials which have been approved as contemplated in subsection 7(b)(ii) hereof;

(d)	the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Preliminary Prospectus or any amendment thereof has been filed and a receipt therefor has been obtained pursuant to the Passport System and NP 11-202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipt;

(e)	the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus and any Supplementary Material has been filed and a receipt therefor has been obtained pursuant to the Passport System and NP 11-202 and will provide evidence reasonably satisfactory to the Underwriters of each such filing and copies of such receipt;

(f)	the Corporation will, until the end of the distribution of the Offered Shares, advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulators of any order suspending or preventing the use of the Offering Documents;

(ii)	the suspension of the qualification for distribution of the Offered Shares in any of the Qualifying Provinces or the institution, threatening or contemplation of any proceeding for any such purposes; or

(iii)	the receipt by the Corporation of any material communication, whether written or oral, from any Canadian Securities Regulators or any stock exchange, relating to the distribution of the Offered Shares or any requests made by any Canadian Securities Regulators for amending or supplementing the Preliminary Prospectus or the Final Prospectus or for additional information, and will use its commercially reasonable efforts to prevent the issuance of any order referred to in (i) above and, if any such order is issued, to obtain the withdrawal thereof as quickly as possible;

(g)	the Corporation shall use its commercially reasonable efforts to maintain its status as a “reporting issuer” under Securities Laws of the Qualifying Provinces not in default of any requirement of such Securities Laws, provided that the Corporation shall not be required to comply with this subsection 7(g) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act (Canada));

(h)	the Corporation shall use commercially reasonable efforts to ensure that the Offered Shares are, when issued, listed and posted for trading on the TSX upon their date of issuance;

(i)	the Corporation shall use commercially reasonable efforts to remain a corporation validly subsisting under the laws of its jurisdiction of incorporation, licenced, registered or qualified as an extra-provincial or foreign corporation in all jurisdictions where the character of its properties owned or leased or the nature of the activities conducted by it make such licensing, registration or qualification necessary and shall carry on its business in the ordinary course and in compliance in all material respects with all applicable Laws, rules and regulations of each such jurisdiction, provided that the Corporation shall not be required to comply with this subsection 7(i) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act (Canada));

(j)	the Corporation shall use commercially reasonable efforts to maintain the listing of the Common Shares on the TSX, or such other recognized stock exchange or quotation system as the Co-Lead Underwriters, on behalf of the Underwriters, may approve, acting reasonably, provided that the Corporation shall not be required to comply with this subsection 7(i) following the completion of a merger, amalgamation, arrangement, business combination or take-over bid pursuant to which the Corporation ceases to be a “distributing corporation” (within the meaning of the Canada Business Corporations Act (Canada));

(k)	the Corporation shall ensure that the Offered Shares shall be duly issued as fully paid and non-assessable Common Shares on payment of the purchase price therefor;

(l)	the Corporation shall use the proceeds of the Offering in the manner specified in the Final Prospectus;

(m)	the Corporation shall execute and file with the Canadian Securities Regulators all forms, notices and certificates relating to the Offering required to be filed pursuant to the Securities Laws in the Qualifying Provinces in the time required by applicable Securities Laws in the Qualifying Provinces;

(n)	the Corporation shall, to the extent that any Offered Shares are sold in the United States, file such notices with the SEC as are required under the U.S. Securities Act and such notices and forms with state securities regulators as are required under state securities or “blue sky” laws;

(o)	the Corporation shall use its commercially reasonable best efforts to cause to be fulfilled, at or prior to the Closing Date, each of the conditions required to be fulfilled by it set out in Section 11 hereof;

(p)	in the event that the Offering is closed, the Corporation shall not, without the prior consent of the Co-Lead Underwriters (which consent shall not be unreasonably withheld), at any time prior to the date that is 90 days following the Closing Date, issue or agree to issue any Common Shares or financial instruments convertible or exchangeable into Common Shares (other than pursuant to the Corporation’s equity incentive plans, to satisfy rights or obligations under securities, agreements or other financial instruments existing as of the date hereof (including the Pre-Emptive Rights) or the issuance of securities in connection with property or share acquisitions), or announce any intention to do so;

(q)	the Corporation shall use its commercially reasonable best efforts to cause each of the directors and officers of the Corporation, and their respective associates, to execute agreements (the “Lock-Up Agreements”) in favour of the Underwriters, agreeing not to, directly or indirectly, offer, sell, contract to sell, lend, swap, or enter into any other agreement to transfer the economic consequences of, or otherwise dispose of or deal with, or publicly announce any intention to offer, sell, contract to sell, grant or sell any option to purchase, hypothecate, pledge, transfer, assign, purchase any option or contract to sell, lend, swap, or enter into any agreement to transfer the economic consequences of, or otherwise dispose of or deal with, whether through the facilities of a stock exchange, by private placement or otherwise, any Common Shares, or other securities of the Corporation held by them, directly or indirectly, for a period ending 90 days from the Closing Date unless (among other customary exceptions): (i) they first obtain the prior written consent of the Co-Lead Underwriters (on its own behalf and on behalf of the other Underwriters); or (ii) there occurs a take-over bid or similar transaction involving a change of control of the Corporation. For greater certainty, the Lock-Up Agreements shall not amend, limit, alter, reduce or impair the terms of any escrow, standstill and/or lock-up agreement to which the foregoing persons or entities are currently subject;

(r)	each of the Corporation and the Subsidiaries shall (i) take all steps required to maintain each Licence, as applicable, in good standing and to comply with the terms and conditions of each Licence; (ii) take all necessary steps to renew the Licences in advance of their respective expiry dates; (iii) in the case of 10252832 Canada Inc., Spot Therapeutics Inc. and BC Tweed JV take all commercially reasonable steps to be licensed as a Licensed Producer (as defined in the ACMPR) under the ACMPR; (iv) ensure such renewals thereof, as applicable, will permit the Corporation and/or the Subsidiaries to conduct the same activities as permitted by the current Licences, as applicable; and (v) take all steps to maintain such Licences and renewals thereof in good standing; and

(s)	neither the Corporation nor any of the Subsidiaries shall assign their rights or obligations under the Edmonton Lease or Bedrocan Leases, including the Goldman Loan thereunder, nor shall they assign their ownership of, rights or obligations in connection with the Smith Falls Premises, Spectrum Canada Premises and the Mettrum Mortgage related thereto, the Tweed Grasslands Premises or the Niagara Premises and the Niagara Mortgage related thereto or amend the terms thereof without the prior written consent of the Co-Lead Underwriters.

8.	Representations and Warranties of the Corporation.

The Corporation represents and warrants to the Underwriters as of the date hereof, and acknowledges that the Underwriters are relying upon each of such representations and warranties in completing the Offering, that:

(a)	the Corporation and each of the Subsidiaries has been duly incorporated or otherwise organized and is validly existing as a corporation under the laws of the jurisdiction in which it was incorporated, or otherwise organized, as the case may be, and no steps or proceedings have been taken by any Person, voluntary or otherwise, requiring or authorizing the dissolution or winding up of the Corporation or the Subsidiaries;

(b)	the Corporation and each of the Subsidiaries is duly qualified to carry on its business in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification (except for such jurisdictions where the failure to be so qualified would not result in a Material Adverse Effect) and has all requisite corporate power and authority to conduct its business and to own, lease and operate its properties and assets and to execute, deliver and perform its obligations under this Agreement and any other document, filing, instrument or agreement delivered in connection with the Offering;

(c)	neither the Corporation nor any of the Subsidiaries is (i) in violation of its articles of incorporation or by-laws; or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii), for any such violations or defaults that would not result in a Material Adverse Effect;

(d)	other than the Material Subsidiaries, the Corporation has no direct or indirect subsidiary nor any investment or any proposed investment in any Person, which currently accounts for or which, for the financial year ended March 31, 2018, is expected to account for, more than five percent of the assets or revenues of the Corporation, or which in either case is or could be material to the business and affairs of the Corporation or which is otherwise required to be disclosed in the Final Prospectus. The Corporation owns all of the voting securities of its Material Subsidiaries, and all voting shares of all other subsidiaries of the Corporation except in the case of certain non-Material Subsidiaries as set out in the Corporation’s Information Record, in each case free and clear of all Liens whatsoever, and no Person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from the Corporation or any of the subsidiaries of the Corporation of any interest in any of the shares in the capital of the Subsidiaries (other than certain stock options granted in respect of Canopy Rivers Corporation);

(e)	each of the Corporation and the Subsidiaries owns or has the right to use all Assets and Properties currently owned or used in the Business, including: (A) all Contracts that are material to its Business; and (B) all Assets and Properties necessary to enable the Corporation to carry on its Business as now conducted and as presently proposed to be conducted including the Smith Falls Premises, the Niagara Premises, the Bedrocan Premises, Tweed Grasslands Premises and the Spectrum Canada Premises;

(f)	except for the Permitted Encumbrances, no third party has any ownership right, title, interest in, claim in, lien against or any other right to the Assets and Properties purported to be owned by the Corporation;

(g)	all material Contracts are in good standing in all material respects and in full force and effect including, without limitation, the Bedrocan Leases, the Goldman Loan, the Niagara Mortgage and the Mettrum Mortgage;

(h)	neither the Corporation, any of the Subsidiaries nor, to the knowledge of the Corporation, any other party thereto is in material default or breach of any Contract and there exists no condition, event or act which, with the giving of notice or lapse of time or both would constitute a material default or breach under any Contract which would give rise to a right of termination on the part of any other party to a Contract;

(i)	(A) except for the requirement to obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act as described in the Preliminary Prospectus and as will be described in the Final Prospectus in respect of which the Corporation submitted its application and any follow-up materials on time and has no reason or information to believe will not be granted, each of the Corporation and the Subsidiaries is duly qualified and possesses all such permits, certificates, licences, approvals, consents and other authorizations (collectively, and specifically including the Licences, the “Government Licences”) issued by the appropriate Governmental Authority necessary to conduct the business as now operated by the Corporation and the Subsidiaries and proposed to be conducted by the Corporation and the Subsidiaries; (B) each of the Corporation and the Subsidiaries is in compliance with the terms and conditions of all such Governmental Licences; (C) all of the Governmental Licences are valid and in full force and effect; and (D) the Corporation has not received any notice relating to the revocation or modification of any such Governmental Licences;

(j)	except as described in the Preliminary Prospectus and as will be described in the Final Prospectus, the Corporation and each of the Subsidiaries and all directors, officers and employees of each: (A) is and at all times has been in full compliance with all applicable statutes, rules, regulations, ordinances, orders, decrees and guidances including, without limitation the ACMPR and any Laws relating in whole or in part to health and safety and/or the environment (collectively, “Applicable Laws”) in all material respects; (B) has not received any correspondence or notice from Health Canada or any other Governmental Authority alleging or asserting material noncompliance with any Applicable Laws or any licences (including the Licences), certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Applicable Laws (collectively, “Authorizations”); (C) possesses all Authorizations required for the conduct of its business, and such Authorizations are valid and in full force and effect and the Corporation, the Subsidiaries and all directors, officers and employees of each are not in violation of any term of any such Authorization; (D) has not received notice of any pending or threatened claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action from any Governmental Authority or third party alleging that any operation or activity of the Corporation, the Subsidiaries or any of their directors, officers and/or employees is in violation of any Applicable Laws or Authorizations and has no knowledge or reason to believe that any such Governmental Authority or third party is considering or would have reasonable grounds to consider any such claim, suit, proceeding, charge, hearing, enforcement, audit, investigation, arbitration or other action; (E) has not received notice that any Governmental Authority has taken, is taking, or intends to take action to limit, suspend, modify or revoke any material Authorizations including the Licences and has no knowledge or reason to believe that any such Governmental Authority is considering taking or would have reasonable grounds to take such action; and (F) has, or has had on its behalf, filed, declared, obtained, maintained or submitted all reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Applicable Laws or Authorizations and to keep the Licences in good standing and that all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were materially complete and correct on the date filed (or were corrected or supplemented by a subsequent submission);

(k)	the authorized and issued share capital of the Corporation conforms to the description thereof contained in the Offering Documents;

(l)	the terms and the number of options and warrants to purchase Common Shares granted by the Corporation currently outstanding conforms to the description thereof contained in the Offering Documents and, other than as contemplated by this Agreement and options granted to directors, officers, employees and consultants of the Corporation to purchase Common Shares as described in the Offering Documents, no person, firm or corporation, except for the Pre-Emptive Rights issued to GCILP Group, has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Corporation or the Subsidiaries of any interest in any Common Shares or other securities of the Corporation or the Subsidiaries whether issued or unissued;

(m)	the Corporation is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland, is not in default under the applicable Securities Laws of those Provinces and is not on the list of defaulting issuers maintained by the applicable Canadian Securities Regulators in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland. The Corporation will not at the Closing Time be in default of any requirement of such Securities Laws and is not included on a list of defaulting reporting issuers maintained by the Canadian Securities Regulators;

(n)	the Corporation is in compliance with its timely and continuous disclosure obligations under Securities Laws and the policies, rules and regulations of the TSX and, without limiting the generality of the foregoing, there is no material fact, and there has not occurred any material change (actual, anticipated, contemplated, threatened, financial or otherwise), relating to the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and its subsidiaries taken as a whole which has not been set forth in the Offering Documents or otherwise publicly disclosed on a non-confidential basis and, except as may have been corrected by subsequent disclosure, all the statements set forth in all documents publicly filed by or on behalf of the Corporation, including the Documents Incorporated by Reference, were true, correct, and complete in all material respects and did not contain any misrepresentation as of the date of such statements and the Corporation has not filed any confidential material change reports since the date of such statements which remains confidential as at the date hereof;

(o)	the Offered Shares to be issued as described in this Agreement and in the Offering Documents have been, or prior to the Closing Time will be, duly created and reserved for issuance and, when issued, delivered and paid for in full, will be validly issued and fully paid shares in the capital of the Corporation, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation, and all statements made in the Offering Documents describing the Offered Shares will be accurate in all material respects;

(p)	Computershare Trust Company of Canada Inc., at its principal office in Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Corporation with respect to the Common Shares;

(q)	this Agreement has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation, enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws affecting creditors’ rights generally, general principles of equity, and the qualifications that equitable remedies may only be granted in the discretion of a court of competent jurisdiction and except that rights of indemnity, contribution, waiver and the ability to sever unenforceable terms may be limited under applicable law;

(r)	each of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder, the sale of the Offered Shares hereunder by the Corporation and the consummation of the transactions contemplated in this Agreement, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any statute, rule, regulation or Law applicable to the Corporation or the Subsidiaries; (B) the articles of incorporation, by-laws or resolutions of the directors or shareholders of the Corporation or the Subsidiaries; (C) any Contract to which the Corporation or any of the Subsidiaries is a party or by which any of them is bound except where such conflict, breach, violation or default would not result in a Material Adverse Effect; or (D) any judgment, decree or order binding the Corporation or the Subsidiaries or the property or assets thereof; and (ii) do not affect the rights, duties and obligations of any parties to a Contract, nor give a party the right to terminate the Contract, by virtue of the application of terms, provisions or conditions in the Contract, except where those rights, duties or obligations, or rights to terminate, are affected in a manner that would not result in a Material Adverse Effect;

(s)	the Financial Statements contain no material misrepresentations and have been prepared in accordance with IFRS consistently applied throughout the periods referred to therein and present fully, fairly and correctly, in all material respects, the financial position (including the assets and liabilities, whether absolute, contingent or otherwise) of the Corporation and the Subsidiaries (as applicable) as at such dates and the results of operations of the Corporation and the Subsidiaries (as applicable) for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Corporation and the Subsidiaries (as applicable) and there has been no change in accounting policies or practices of the Corporation since March 31, 2017 except as publicly disclosed in the Offering Documents; and on the date hereof, the Corporation has no Indebtedness except as set out in the Financial Statements or indebtedness to vendors, suppliers and service providers incurred in the ordinary course of business since March 31, 2017 or in connection with the Offering;

(t)	to the knowledge of the Corporation, the Corporation’s Auditors are independent public accountants as required under the Securities Laws of the Qualifying Provinces and there has never been a reportable event (within the meaning of National Instrument 51-102 – Continuous Disclosure Obligations) between the Corporation and such auditors or, to the knowledge of the Corporation, any former auditors of the Corporation or the Subsidiaries;

(u)	the responsibilities and composition of the Corporation’s audit committee comply with National Instrument 52-110 – Audit Committees;

(v)	the Corporation maintains a system of internal accounting controls sufficient to provide reasonable assurances that (A) transactions are executed in accordance with management’s general or specific authorization; and (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets;

(w)	except as disclosed in the Offering Documents, none of the directors, executive officers or shareholders who beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the outstanding Common Shares or any known associate or affiliate of any such person, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Corporation which, as the case may be, materially affects, is material to or will materially affect the Corporation on a consolidated basis;

(x)	all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Corporation and the Subsidiaries have been paid, except where the failure to pay Taxes would not have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Corporation and the Subsidiaries have been filed with all appropriate authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Corporation, no examination of any tax return of the Corporation or any Subsidiaries is currently in progress and there are no issues or disputes outstanding with any Governmental Authority respecting any Taxes that have been paid, or may be payable, by the Corporation or any Subsidiaries, except where such examinations, issues or disputes would not have a Material Adverse Effect;

(y)	the Corporation and, as applicable, each of the Subsidiaries, have established on their books and records reserves that are adequate for the payment of all Taxes not yet due and payable and there are no liens for Taxes on the assets of the Corporation or any of its subsidiaries, and, to the knowledge of the Corporation, there are no audits pending of the tax returns of the Corporation or any of its subsidiaries (whether federal, state, provincial, local or foreign) and there are no claims which have been or may be asserted relating to any such tax returns, which audits and claims, if determined adversely, would result in the assertion by any governmental agency of any deficiency that would result in a Material Adverse Effect;

(z)	since March 31, 2017, (A) there has been no material adverse change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and its subsidiaries taken as a whole as of the date of this Agreement that has not been generally disclosed, and (B) no transactions have been entered into by the Corporation or the Subsidiaries other than in the ordinary course of business, except as disclosed in the Offering Documents;

(aa)	except as disclosed in the Offering Documents, neither the Corporation nor any Subsidiary is currently party to any agreement in respect of: (A) the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by the Corporation or the Subsidiaries whether by asset sale, transfer of shares or otherwise; or (B) the change of control of the Corporation or the Subsidiaries (whether by sale or transfer of shares or sale of all or substantially all of the property and assets of the Corporation or the Subsidiaries or otherwise);

(bb)	no material labour dispute with current and former employees of the Corporation or any of its subsidiaries exists, or, to the knowledge of the Corporation, is imminent and the Corporation is not aware of any existing, threatened or imminent labour disturbance by the employees of any of the principal suppliers, manufacturers or contractors of the Corporation that would have a Material Adverse Effect;

(cc)	no union has been accredited or otherwise designated to represent any employees of the Corporation or any of its subsidiaries and, to the Corporation’s knowledge, no accreditation request or other representation question is pending with respect to the employees of the Corporation or the Subsidiaries and no collective agreement or collective bargaining agreement or modification thereof has expired or is in effect in any of the facilities of the Corporation or its subsidiaries and none is currently being negotiated by the Corporation or any of the Subsidiaries;

(dd)	other than usual and customary health and related benefit plans for employees, the Offering Documents disclose, to the extent required by applicable Canadian Securities Laws to be disclosed in the Offering Documents, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation or its subsidiaries for the benefit of any current or former director, officer, employee or consultant of the Corporation or any subsidiary, as applicable (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(ee)	all material accruals for unpaid vacation pay, premiums for unemployment insurance, health premiums, pension plan premiums, accrued wages, salaries and commissions and employee benefit plan payments of the Corporation and its subsidiaries have been recorded in accordance with IFRS and are reflected on the books and records of the Corporation;

(ff)	there is no agreement, plan or practice relating to the payment of any management, consulting, service or other fee or any bonus, pensions, share of profits or retirement allowance, insurance, health or other employee benefit other than in the ordinary course of business;

(gg)	none of the directors, officers or employees of the Corporation or any associate or affiliate of any of the foregoing has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Corporation that materially affects, is material to or will materially affect the Corporation except for (i) the Bedrocan Leases which are between an affiliate of Goldman Holdings and Bedrocan Canada, (ii) the Edmonton Lease between an affiliate of Goldman Holdings and 10252832 Canada Inc., and (iii) the Goldman Loan between Bedrocan Canada and Goldman Holdings;

(hh)	except as disclosed in the Offering Documents, neither the Corporation nor any of its subsidiaries is party to any debt instrument or any agreement, contract or commitment to create, assume or issue any Indebtedness or debt instrument;

(ii)	except as disclosed in the Offering Documents, there are no legal or governmental actions, suits, judgments, investigations, charges or proceedings pending to which the Corporation, any of the Subsidiaries or, to the knowledge of the Corporation, any of the directors, officers or employees of the Corporation or the Subsidiaries are a party or to which the Corporation’s property or assets are subject which if finally determined adversely to the Corporation would be expected to result in a Material Adverse Effect and, to the knowledge of the Corporation, no such proceedings have been threatened against or are pending with respect to the Corporation, the Subsidiaries and/or any of their directors, officers or employees, or with respect to the property and assets of the Corporation taken as a whole and the Corporation and the Subsidiaries are not subject to any judgment, order, writ, injunction, decree or award of any Governmental Authority, which, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;

(jj)	the aggregate of all pending legal or governmental proceedings to which the Corporation or its subsidiaries is a party or to which any of their respective properties or assets is the subject which are not specifically described in the Offering Documents could not reasonably be expected to result in a Material Adverse Effect;

(kk)	all of the material Contracts and agreements of the Corporation not made in the ordinary course of business have been disclosed in the Offering Documents and, if required under the Securities Laws of the Qualifying Provinces, have or will be filed with the Canadian Securities Regulators. Neither the Corporation nor any of the Subsidiaries has received any notification from any party that it intends to terminate any such material Contract;

(ll)	the minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the periods from the respective dates of incorporation or formation of the Corporation and the Subsidiaries to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all significant proceedings of the shareholders, the boards of directors and all committees of the boards of directors of the Corporation and the Subsidiaries to the date hereof and there have not been any other formal meetings, resolutions or proceedings of the shareholders, boards of directors or any committees of the boards of directors of the Corporation or the Subsidiaries to the date hereof not reflected in such minute books and other records other than those which have been disclosed in writing to the Underwriters or at or in respect of which no material corporate matter or business was approved or transacted;

(mm)	no order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Corporation has been issued by any Governmental Authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Corporation, are pending, contemplated or threatened by any Governmental Authority;

(nn)	no Canadian Securities Regulator or comparable authority has issued any order preventing or suspending the use or effectiveness of the Offering Documents or preventing the distribution of the Offered Shares in any Qualifying Province nor instituted proceedings for that purpose and, to the knowledge of the Corporation, no such proceedings are pending or contemplated;

(oo)	with respect to each premises which is material to the Corporation and which the Corporation or any of the Subsidiaries occupies, whether as owner or as tenant, including the Smiths Falls Premises, the Niagara Premises, the Bedrocan Premises, the Tweed Grasslands Premises and the Spectrum Canada Premises (together, the “Material Premises”), the Corporation or such Subsidiary occupies the Material Premises and has the exclusive right to occupy and use the Material Premises and each of the leases or real title pursuant to which the Corporation or such Subsidiary occupies or owns, as applicable, the Material Premises is in good standing and in full force and effect under a valid, subsisting and enforceable lease or real title, as the case may be, with such exceptions as are not material and do not interfere with the use made or proposed to be made of such property and buildings by the Corporation or such Subsidiary;

(pp)	except for the requirement to obtain an Environmental Compliance Approval under Section 9 of the Environmental Protection Act as described in the Preliminary Prospectus and as will be described in the Final Prospectus in respect of which the Corporation submitted its application, and any follow-up materials on time and has no reason or information to believe will not be granted, (A) each of the Corporation and the Subsidiaries, its Assets and Properties and the operation of its

Business, have been and are, to the knowledge of the Corporation, in compliance in all material respects with all Environmental Laws; (B) neither the Corporation nor the Subsidiaries are in violation of any regulation relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”); (C) each of the Corporation and the Subsidiaries has complied in all material respects with all reporting and monitoring requirements under all Environmental Laws; (D) neither the Corporation nor the Subsidiaries has ever received any notice of any material non-compliance in respect of any Environmental Laws; (E) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Corporation relating to Hazardous Materials or any Environmental Laws; and (F) there are no Environmental Permits necessary to conduct the Business;

(qq)	the Corporation owns or has the right to use all of the Intellectual Property owned or used by the Business as of the date hereof. All registrations, if any, and filings that the Corporation has considered necessary to preserve the rights of the Corporation in the Intellectual Property have been made and are in good standing. The Corporation has no pending action or proceeding, nor any threatened action or proceeding, against any Person with respect to the use of the Intellectual Property, and there are no circumstances which cast doubt on the validity or enforceability of the Intellectual Property owned or used by the Corporation. The conduct of the Business does not, to the knowledge of the Corporation, infringe upon the intellectual property rights of any other Person. The Corporation has no pending action or proceeding, nor, to the knowledge of the Corporation, is there any threatened action or proceeding against it with respect to the Corporation’s use of the Intellectual Property;

(rr)	the Corporation and its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; and the Corporation has no reason to believe that it will not be able to renew the existing insurance coverage of the Corporation and its subsidiaries as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect;

(ss)	all necessary corporate action will have been taken by or on behalf of the Corporation and each of the Subsidiaries, including the passing of all requisite resolutions of the respective directors and/or shareholders thereof, necessary to carry out its obligations hereunder by the Closing Time;

(tt)	the form and terms of the certificate for the Common Shares have been approved and adopted by the board of directors of the Corporation, and such form and terms comply with the provisions of the articles of incorporation and by-laws of the Corporation and the rules of the TSX;

(uu)	the Offered Shares will be qualified investments under the Income Tax Act (Canada) and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds and tax-free savings accounts, if, as and when listed on the TSX;

(vv)	all information which has been prepared by the Corporation relating to the Corporation or the Subsidiaries and the business, property and liabilities thereof and either publicly disclosed, provided or made available to the Underwriters, including the Offering Documents and all financial, marketing, sales and operational information provided to the Underwriters is, as of the date of such information, true and correct in all material respects, taken as whole, and no fact or facts have been omitted therefrom which would make such information materially misleading;

(ww)	the Corporation has not withheld and will not withhold from the Underwriters prior to the Closing Time, any material facts relating to the Corporation, any of the Subsidiaries or the Offering;

(xx)	other than in respect of the acquisition of Bedrocan Canada and Spectrum Canada for which the Corporation has filed a business acquisition report, the Corporation has not otherwise completed any “significant acquisition” or “significant disposition”, nor are there any “probable acquisitions” (as such terms are used in NI 44-101 and Form 44-101F1) that would require the filing of a business acquisition report or the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to the Securities Laws of the Qualifying Provinces;

(yy)	the Corporation is eligible to file a short form prospectus in each of the Qualifying Provinces pursuant to applicable Securities Laws of the Qualifying Provinces and on the date of and upon filing of the Final Prospectus there will be no documents required to be filed under applicable Securities Laws of the Qualifying Provinces in connection with the Offering that will not have been filed as required; and

(zz)	other than the Underwriters pursuant to this Agreement and any Selling Firms appointed by the Underwriters, there is no Person acting or purporting to act at the request of the Corporation or any of its subsidiaries which is entitled to any brokerage, agency or other fiscal advisory or similar fee in connection with the transactions contemplated herein.

9.	Closing Deliveries.

The purchase and sale of the Offered Shares shall be completed at the Closing Time at the offices of LaBarge Weinstein LLP, counsel to the Corporation, in Ottawa, Ontario, or at such other place as the Co-Lead Underwriters and the Corporation may agree. At or prior to the Closing Time, the Corporation shall duly and validly deliver to GMP (on behalf of the Underwriters) one or more certificates in definitive form representing the Offered Shares, in each case registered in the name of “CDS & Co.” or in such other name or names as the Underwriters may notify the Corporation in writing not less than 24 hours prior to the Closing Time for deposit into the electronic book based system for clearing, depository and entitlement services operated by CDS, against payment by the Underwriters of the aggregate purchase price for the Offered Shares less an amount equal to the Underwriting Fee and a reasonable estimate of the out-of-pocket fees and expenses of the Underwriters and their counsel payable pursuant to Section 18, at the direction of the Corporation, in lawful money of Canada by wire transfer or, if permitted by applicable law, by certified cheque or bank draft, payable at par in the City of Toronto, Ontario, together with a receipt signed by GMP (on behalf of the Underwriters) for such definitive certificate(s) and for receipt of the Underwriting Fee and such estimated expenses. Notwithstanding the foregoing, if the Corporation determines to issue any of the Offered Shares as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS, then as an alternative or in addition to the Corporation delivering one or more definitive certificates representing the Offered Shares, the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Shares to the accounts of participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting. As soon as practicable following the Closing Time, the Underwriters shall submit an invoice with respect to the actual reasonable out-of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation pursuant to Section 18. In the event that the actual reasonable out-of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation is less than the estimated amount thereof paid to the Underwriters on Closing, the Underwriters shall reimburse the Corporation for the amount of such difference. In the event that the actual reasonable out-of-pocket fees and expenses of the Underwriters and their counsel payable by the Corporation is greater than the estimated amount thereof paid to the Underwriters on Closing, the Corporation shall promptly pay the amount of such difference to the Underwriters.

10. Over-Allotment Option

(a)	The Corporation hereby grants to the Underwriters, for the purpose of covering over-allotments, if any, or for market stabilization purposes, the Over-Allotment Option to purchase the Additional Shares. The Over-Allotment Option is exercisable in whole or in part at any time or times on or before 5:00 p.m. (Toronto time) on the 30th day following the Closing Date. For greater certainty, the Underwriters shall be paid the Underwriting Fee in respect of the sale of any Additional Shares purchased pursuant to the exercise of the Over-Allotment Option. GMP, on behalf of the Underwriters, may exercise the Over-Allotment Option from time to time, in whole or in part, during the period thereof by delivering written notice to the Corporation (the “Over-Allotment Notice”) specifying the number of Additional Shares which the Underwriters wish to purchase. If the Underwriters exercise the Over-Allotment Option, the Underwriters shall, on the date of Closing of any exercise of the Over-Allotment Option, which shall be a date that is not less than three Business Days and not more than five Business Days after the date of the Over-Allotment Notice (such day to be specified by the Underwriters in their sole discretion), pay to the Corporation the aggregate purchase price for the Over-Allotment Shares so purchased, less an amount equal to the Underwriting Fee payable in respect of the sale of the Additional Shares, by wire transfer, certified cheque or bank draft in Canadian currency against delivery of one or more certificates in definitive form representing the Additional Shares purchased, registered in the name of CDS or in such other name as the Underwriters may direct for deposit into the electronic book based system for clearing, depository and entitlement services operated by CDS. Notwithstanding the foregoing, if the Corporation determines to issue any of the Additional Shares as book-entry only securities in accordance with the “non-certificated inventory” rules and procedures of CDS, then as an alternative or in addition to the Corporation delivering one or more definitive certificates representing the Additional Shares, the Underwriters will provide a direction to CDS with respect to the crediting of the Additional Shares to the accounts of participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting. The applicable terms, conditions and provisions of this Agreement (including, without limitation, the provisions of Section 11 relating to closing deliveries unless otherwise agreed to by the Underwriters and the Corporation) shall apply mutatis mutandis to the issuance of any Additional Shares pursuant to any exercise of the Over-Allotment Option.

(b)	In the event that the Corporation shall subdivide, consolidate, reclassify or otherwise change its shares during the period in which the Over-Allotment Option is exercisable, appropriate adjustments will be made to the exercise price and to the number of Additional Shares issuable on exercise thereof such that the Underwriters are entitled to arrange for the sale of the same number and type of securities that the Underwriters would have otherwise arranged for had they exercised such Over-Allotment Option immediately prior to such subdivision, consolidation, reclassification or change.

11.	Conditions of Closing.

The following are conditions precedent to the obligations of the Underwriters to complete the Closing and of the Purchasers to purchase the Offered Shares at the Closing Time, which conditions the Corporation covenants and agrees to use commercially reasonable efforts to fulfil within the time set out herein therefor, and which conditions may be waived in writing in whole or in part by the Underwriters:

(a)	the Corporation shall cause its counsel, LaBarge Weinstein LLP, to deliver to the Underwriters a legal opinion addressed to the Underwriters dated and delivered on the Closing Date, in form and substance satisfactory to the Underwriters acting reasonably, with respect to the following matters:

(i)	as to the incorporation and valid existence of the Corporation and as to the corporate capacity, power and authority of the Corporation to carry out its obligations under this Agreement and to issue the Offered Shares;

(ii)	that the Corporation is a reporting issuer in each of the Qualifying Provinces that recognizes the concept of a reporting issuer and is not noted on a list maintained by the Canadian securities regulators as being in default under Securities Laws in the Qualifying Provinces;

(iii)	as to the authorized and issued capital of the Corporation;

(iv)	that the Corporation has all necessary corporate capacity and power under the Laws of Canada to carry on its business as presently carried on and to own, lease and operate its properties and assets;

(v)	that all necessary corporate action has been taken by the Corporation to authorize the execution of each of the Preliminary Prospectus, the Final Prospectus and any Supplementary Material and the filing thereof with the Canadian Securities Regulators;

(vi)	that necessary corporate action has been taken by the Corporation to authorize the issuance of the Offered Shares;

(vii)	that upon payment of the purchase price therefor, the Purchased Shares will be duly and validly issued as fully paid and non-assessable shares of the Corporation;

(viii)	that the Additional Shares issuable upon exercise of the Over-Allotment Option have been reserved for issuance by the Corporation and, upon the payment of the purchase price therefor, the Additional Shares will be duly and validly issued as fully paid and non-assessable shares of the Corporation;

(ix)	that all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder and this Agreement has been executed and delivered by the Corporation and constitute a legal, valid and binding obligation of the Corporation enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, liquidation, reorganization, moratorium and other laws affecting the rights of creditors generally and subject to such other standard assumptions and qualifications including the qualifications that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution may be limited by applicable law;

(x)	that none of the execution and delivery of this Agreement, the performance by the Corporation of its obligations hereunder nor the issuance, sale and delivery of the Offered Shares to be issued and sold by the Corporation at the Closing Time will conflict with or result in any breach of the articles of incorporation or by-laws of the Corporation, any resolutions of the directors or shareholders of the Corporation or any applicable corporate Law or Securities Laws of the Qualifying Provinces;

(xi)	that all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each of the Qualifying Provinces have been obtained by the Corporation to qualify the distribution to the public of the Offered Shares in each of the Qualifying Provinces through investment dealers who are duly registered under applicable Securities Laws and who have complied with the relevant provisions of applicable Securities Laws;

(xii)	that the rights, privileges, restrictions and conditions attaching to the Offered Shares conform in all material respects to the descriptions thereof contained in the Final Prospectus;

(xiii)	that the statements set forth in the Final Prospectus under the caption “Eligibility for Investment” are accurate, subject to the limitations and qualifications set out therein; and

(xiv)	that subject only to the Standard Listing Conditions, the Offered Shares have been conditionally approved for listing on the TSX.

In connection with such opinion, counsel to the Corporation may rely on the opinions of local counsel in the Qualifying Provinces acceptable to the Underwriters, acting reasonably, as to certain corporate and securities matters relating to the Corporation and as to the qualification for distribution of the Offered Shares or opinions may be given directly by local counsel of the Corporation with respect to those items and as to other matters governed by the laws of jurisdictions other than the province in which they are qualified to practise and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others;

(b)	the Underwriters receiving at the Closing Time on the Closing Date, a legal opinion to be addressed to the Underwriters, in form and substance acceptable to GMP, acting reasonably, from counsel to the Material Subsidiaries (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers), that (A) each of the Material Subsidiaries is a corporation existing under the laws of its jurisdiction of organization, and has all requisite corporate capacity, power and authority to carry on its business as now conducted and to own, lease and operate its property and assets; and (B) all of the issued and outstanding shares of capital of each of the Material Subsidiaries are registered in the name of the Corporation;

(c)	if any Offered Shares are sold in the United States, the Underwriters receiving, at the Closing Time on the Closing Date, a legal opinion dated the Closing Date, to be addressed to the Underwriters, in form and substance acceptable to the Underwriters, acting reasonably, of Dorsey & Whitney LLP, special United States legal counsel to the Corporation (who may rely, to the extent appropriate in the circumstances, as to matters of fact, on certificates of officers of the Corporation), to the effect that the offer and sale in the United States of the Offered Shares is not required to be registered under U.S. Securities Laws if made in accordance with Schedule “A” to this Agreement;

(d)	the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officer(s) of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation and without personal liability, to the best of the knowledge, information and belief of the persons so signing, with respect to: (i) the articles of incorporation and by-laws of the Corporation; (ii) the resolutions of the Corporation’s board of directors relevant to the issue and sale of the Offered Shares to be issued and sold by the Corporation and the authorization of the other agreements and transactions contemplated herein; and (iii) the incumbency and signatures of signing officers of the Corporation;

(e)	the Corporation shall cause each of the Corporation’s Auditors and Mettrum’s Auditors to deliver to the Underwriters a comfort letter, dated as of the Closing Date, in form and substance satisfactory to the Underwriters, acting reasonably, bringing forward to a date not more than two Business Days prior to the Closing Date the information contained in the comfort letters referred to in subsection 5(a)(iii) hereof;

(f)	the Underwriters shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer and Chief Financial Officer of the Corporation, or such other officers of the Corporation as the Underwriters may agree, certifying for and on behalf of the Corporation and without personal liability, to the best of the knowledge, information and belief of the persons so signing, after having made due enquiry and after having carefully examined the Final Prospectus and any Supplementary Material, that:

(i)	the Corporation has complied in all respects with all the covenants and satisfied in all respects all the terms and conditions of this Agreement on its part to be complied with and satisfied at or prior to the Closing Time;

(ii)	the representations and warranties of the Corporation contained in this Agreement and any certificate of the Corporation delivered hereunder are true and correct in all material respects (or, in the case of any representation or warranty containing a materiality or Material Adverse Effect qualification, in all respects) as at the Closing Time, with the same force and effect as if made on and as at the Closing Time, after giving effect to the transactions contemplated by this Agreement;

(iii)	the Corporation has obtained a receipt from the Principal Regulator under the Passport System and NP 11-202 evidencing that receipts have been issued by or on behalf of the Canadian Securities Regulators for the Final Prospectus and no order, ruling or determination having the effect of ceasing the trading or suspending the sale of the Common Shares or any other securities of the Corporation has been issued by any regulatory authority and is continuing in effect and no proceedings for such purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any Securities Laws of the Qualifying Provinces or by any regulatory authority;

(iv)	since the respective dates as of which information is given in the Final Prospectus (A) there has been no material change (actual, anticipated, contemplated, threatened, financial or otherwise) in the assets, liabilities (contingent or otherwise), business, affairs, operations, prospects, capital or control of the Corporation and its subsidiaries taken as a whole), and (B) no transaction has been entered into by either the Corporation or any of its subsidiaries which is material to the Corporation on a consolidated basis, other than as disclosed in the Final Prospectus or the Supplementary Material, as the case may be; and

(v)	there has been no change in any material fact (which includes the disclosure of any previously undisclosed material fact) contained in the Final Prospectus which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus misleading or untrue in any material respect or which would result in a misrepresentation in the Final Prospectus or which would result in the Final Prospectus not complying with applicable Securities Laws;

(g)

all consents, approvals, permits, authorizations or filings as may be required to be made or obtained by the Corporation under applicable Securities Laws in the Qualifying Provinces and the United States necessary for the offer and sale of the Offered Shares, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, will have been made or obtained, as applicable (other than, in respect of the Offering, the filing of reports required under applicable Securities Laws in the Qualifying Provinces and the United States within the prescribed time periods and the filing of standard documents with the TSX, which documents shall be filed as soon as practicable after the Closing Date and, in any event, within such deadline as may be imposed by such Securities Laws or the TSX) and the Underwriters shall have received copies of correspondence indicating that the Corporation has obtained all necessary approvals for the Offered Shares to be conditionally listed on the TSX, subject only to the Standard Listing Conditions;

(h)	the Underwriters shall have received, at the Closing Time, the Lock-Up Agreements;

(i)	the Underwriters shall have received, at the Closing Time, a certificate of compliance or status in respect of the Corporation and each of the Subsidiaries, which certificates shall be dated no more than two Business Days prior to the Closing Date;

(j)	the Underwriters shall have received a certificate from Computershare Trust Company of Canada Inc. as to the number of Common Shares issued and outstanding as at the date immediately prior to the Closing Date.

12.	Termination for Breach of Conditions.

The Corporation agrees that all terms and conditions set out in this Agreement shall be construed as conditions and any breach or failure by the Corporation to comply with any such conditions in favour of the Underwriters shall entitle the Underwriters (or any of them) to terminate their obligation to purchase the Purchased Shares, and, if applicable, the Additional Shares, by written notice to that effect given to the Corporation prior to the Closing Time. The Corporation shall use commercially reasonable efforts to cause all conditions in this Agreement to be satisfied. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such conditions without prejudice to the rights of the Underwriters in respect of any such conditions or any other or subsequent breach or non-compliance, provided that to be binding on an Underwriter any such waiver or extension must be in writing and signed by such Underwriter.

13.	Termination Events.

In addition to any other remedies which may be available to the Underwriters in respect of any default, act or failure to act or non-compliance with the terms of this Agreement, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter’s part, all of its obligations under this Agreement to purchase the Purchased Shares and, if applicable, the Additional Shares, by giving written notice to the Corporation at any time at or prior to the Closing Time, if:

(a)	the due diligence investigations performed by the Underwriters or their representatives reveal any material information or fact, which, in the sole opinion of the Underwriters (or any of them), is materially adverse to the Corporation or its business, or materially adversely affects the price or value of the Offered Shares;

(b)	there is a material change or a change in a material fact or new material fact shall arise, or there should be discovered any previously undisclosed material fact required to be disclosed in the Preliminary Prospectus or the Final Prospectus or any amendment thereto, in each case, that has or would be expected to have, in the sole opinion of the Underwriters (or any of them), acting reasonably, a significant adverse change or effect on the business or affairs of the Corporation or on the market price or the value of the securities of the Corporation;

(c)	(i) any inquiry, action, suit, investigation or other proceeding (whether formal or informal) is commenced, announced or threatened or any order made by any federal, provincial, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality including, without limitation, the TSX or any securities regulatory authority (except for any inquiry, action, suit, proceeding, investigation or order based upon activities of the Underwriters and not upon activities of the Corporation) or any law or regulation is enacted or changed which in the sole opinion of the Underwriters (or any of them), acting reasonably, operates to prevent or materially restrict the trading of the common shares of the Corporation or materially and adversely affects or might be expected to materially and adversely affect the market price or value of the common shares of the Corporation; or (ii) if there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which in the sole opinion of the Underwriters, acting reasonably, seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation and its subsidiaries taken as a whole;

(d)	the Corporation is in breach of a material term, condition or covenant contained in this Agreement or any representation or warranty given by the Corporation in this Agreement becomes or is false; or

(e)	both the Co-Lead Underwriters and the Corporation agree in writing to terminate this Agreement.

The Underwriters shall make commercially reasonable best efforts to give notice to the Corporation (in writing or by other means) of the occurrence of any of the events referred to in this Section 13, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time prior to or at the Closing Date.

14.	Exercise of Termination Rights.

If this Agreement is terminated by any of the Underwriters pursuant to Section 13, there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Sections 16, 17 and 18. The right of the Underwriters (or any of them) to terminate their obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement.

15.	Survival of Representations and Warranties.

Except as expressly set out herein, all warranties, representations, covenants and agreements of the Corporation and the Underwriters herein contained or contained in documents submitted or required to be submitted pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Shares and shall continue in full force and effect for the benefit of the Underwriters or the Corporation, as the case may be, regardless of the Closing of the sale of the Offered Shares, any subsequent disposition of the Offered Shares by the Underwriters or the termination of the Underwriters’ obligations under this Agreement for a period ending on the date that is two years following the Closing Date and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or the distribution of the Offered Shares or otherwise, and the Corporation agrees that the Underwriters shall not be presumed to know of the existence of a claim against the Corporation under this Agreement or any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Offered Shares as a result of any investigation made by or on behalf of the Underwriters in accordance with the preparation of the Preliminary Prospectus, the Final Prospectus or any Supplementary Material or the distribution of the Offered Shares or otherwise. Notwithstanding the foregoing, the provisions contained in this Agreement in any way related to indemnification or contribution obligations shall survive and continue in full force and effect, indefinitely.

16.	Indemnification.

(a)	Subject to subsection 16(f), the Corporation (and its Subsidiaries) (collectively, the “Indemnitor”) agrees to protect, indemnify and hold harmless each of the Underwriters and their respective affiliates and subsidiaries, and each Selling Firm, and the respective directors, officers, partners, agents, employees and shareholders of the Underwriters or their subsidiaries or affiliates and each Selling Firm, and each other person, if any, controlling any of the Underwriters or their subsidiaries or affiliates and each Selling Firm (each an “Indemnified Party” and collectively, the “Indemnified Parties”), to the full extent lawful, from and against any and all losses (other than losses of profit), expenses, claims (including shareholder actions, derivative or otherwise), actions, damages, obligations and liabilities, joint or several, including without limitation the aggregate amount paid in reasonable settlement of any actions, suits, proceedings, investigations or claims and the reasonable fees and expenses of their counsel, but not including any amount for lost profits (collectively, the “Losses”) that may be incurred by, suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, connected with or arising out of investigating, defending and/or settling any action, suit, proceeding, investigation or claim that may be made or threatened by any Indemnified Party or to which an Indemnified Party may become subject or otherwise involved in any capacity, together with any Losses that are incurred in enforcing this indemnity (collectively the “Claims”) insofar as the Claims relate to, are caused by, result from, arise out of or are based upon, directly or indirectly, from or in consequence of the performance of professional services rendered to the Corporation by the Indemnified Parties hereunder or otherwise in connection with the matters referred to in this Agreement including, without limitation:

(i)	any breach of or default under any representation, warranty, covenant or agreement of the Corporation in this Agreement or any other document delivered pursuant to this Agreement or the failure of the Corporation or the Subsidiaries to comply with any of their obligations hereunder;

(ii)	any information or statement (except any information or statement relating solely to an Indemnified Party and provided in writing by the Indemnified Party for inclusion in such document) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement being or being alleged to be a misrepresentation or untrue or any omission or alleged omission to state in those documents any material fact required to be stated in those documents or necessary to make any of the statements therein not misleading in light of the circumstances in which they were made;

(iii)	any omission or alleged omission to state in any certificate of the Corporation delivered under this Agreement any fact (except facts relating solely to an Indemnified Party), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iv)	any order made or any inquiry, investigation or proceeding instituted, threatened or announced by any court, securities regulatory authority, stock exchange or by any other competent authority, based upon any untrue statement, omission or misrepresentation or alleged untrue statement, omission or misrepresentation (except a statement, omission or misrepresentation relating solely to an Indemnified Party provided in writing by the Indemnified Party) contained in any of the Offering Documents or any other document or material filed or delivered by or on behalf of the Corporation pursuant to this Agreement, preventing or restricting the trading in or the sale or distribution of the Offered Shares;

(v)	the Corporation not complying with any requirement of the Securities Laws, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection;

(vi)	any Claim made in connection with the sale of the Offered Securities to Purchaser(s) pursuant to the exercise of the Pre-Emptive Rights;

(vii)	any failure or alleged failure to make timely disclosure of a material change by the Corporation, where such failure or alleged failure occurs during the Offering or during the period of distribution or where such failure relates to the Offering or the Offered Shares and may give or gives rise to any liability under any Law in any jurisdiction which is in force on the date of this Agreement.

(b)	The Indemnitor agrees to waive any right it may have of first requiring an Indemnified Party to proceed against or enforce any other right, power, remedy or security or claim payment from any other person before claiming under this indemnity. The Indemnitor also agrees that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to the Corporation or any person asserting Claims on behalf of or in right of the Corporation for or in connection with the Offering except to the extent of the amount of any Losses suffered by the Corporation are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the negligence or wilful misconduct of such Indemnified Party.

(c)	The Indemnitor will not, without the Indemnified Party’s prior written consent, settle, compromise, consent to the entry of any judgment in or otherwise seek to terminate any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party thereto) unless the Indemnitor has acknowledged in writing that the Indemnified Parties are entitled to be indemnified in respect of such Claim and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

(d)	Promptly after receiving notice of a Claim against an Indemnified Party or receipt of notice of the commencement of any investigation which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Indemnitor, the Indemnified Party will notify the Indemnitor in writing of the particulars thereof, will provide copies of all relevant documentation to the Indemnitor and, unless the Indemnitor assumes the defence thereof, will keep the Indemnitor advised of the progress thereof and will discuss all significant actions proposed. The omission so to notify the Indemnitor shall not relieve the Indemnitor of any liability which the Indemnitor may have to the Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required materially prejudices the defense of such Claim or results in any material increase in the liability which the Indemnitor has under this indemnity which the Indemnitor would otherwise have incurred had Indemnified Party not so delayed in giving, or failed to give, the notice required hereunder. The Indemnitor shall have 14 days after receipt of the notice to undertake, conduct and control, through counsel of its own choosing and at its own expense, the settlement or defense of the Claim. If the Indemnitor undertakes, conducts and controls the settlement or defense of the Claim, the relevant Indemnified Parties shall have the right to participate in the settlement or defense of the Claim.

(e)	The Indemnitor shall be entitled, at its own expense, to participate in and, to the extent it may wish to do so, assume the defence of any Claim, provided such defence is conducted by counsel of good standing acceptable to the Indemnified Parties. Upon the Indemnitor notifying the Indemnified Parties in writing of its election to assume the defence and retaining counsel, the Indemnitor shall not be liable to an Indemnified Party for any legal expenses subsequently incurred by it in connection with such defence. If such defence is not assumed by the Indemnitor, the Indemnified Parties, throughout the course thereof, shall provide copies of all relevant documentation to the Indemnitor, shall keep the Indemnitor advised of the progress thereof and shall discuss with the Indemnitor all significant actions proposed. If such defence is assumed by the Indemnitor, the Indemnitor throughout the course thereof will provide copies of all relevant documentation to the Indemnified Parties, will keep the Indemnified Parties advised of the progress thereof and will discuss with the Indemnified Parties all significant actions proposed.

(f)	Notwithstanding subsection 16(e), in any Claim, an Indemnified Party shall have the right, at the expense of the Indemnitor, to retain separate legal counsel of the Indemnified Party’s choice in respect of the defence of any Claim if: (i) the Indemnitor agrees to separate representation for the Indemnified Party; (ii) the Indemnitor does not assume the defence of the Claim within 14 days after receiving notice of the Claim; or (iii) counsel retained by the Indemnitor or the Indemnified Party has advised the Indemnified Party that representation of both the Indemnitor and such Indemnified Party by the same legal counsel would be inappropriate for any reason, including without limitation because there may be legal defences available to the Indemnified Party which are different from or in addition to those available to the Indemnitor (in which event and to that extent, the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Parties’ behalf) or that there is a conflict of interest between the Indemnitor and the Indemnified Party or the subject matter of the Claim may not fall within the indemnity set forth herein (in either of which events the Indemnitor shall not have the right to assume or direct the defence on the Indemnified Parties’ behalf), provided, however, that in no circumstances will the Indemnitor be required to pay the fees and expenses of more than one legal counsel in any single jurisdiction for all of the Indemnified Parties.

(g)	Notwithstanding anything to the contrary contained herein, the foregoing indemnity shall cease to apply to the extent that a court of competent jurisdiction in a final judgment that has become non-appealable shall determine that such Losses to which the Indemnified Party may be subject were caused by the negligence, fraud or wilful misconduct of the Indemnified Party or by the Indemnified Party’s breach of the terms of this Agreement. For greater certainty, the Indemnitor and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Documents contained no misrepresentation shall constitute “negligence”, “fraud” or “willful misconduct” for purposes of this Section 16 or otherwise disentitle the Indemnified Parties from indemnification hereunder.

(h)	The Indemnitor agrees that in case any legal proceeding shall be brought against, or an investigation is commenced in respect of, the Indemnitor and/or an Indemnified Party and an Indemnified Party or its personnel are required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with or by reason of the performance of professional services rendered to the Indemnitor by the Underwriters, the Indemnified Parties shall have the right to employ their own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs (including an amount to reimburse the Underwriters for time spent by the Indemnified Parties in connection therewith) and out-of-pocket expenses incurred by Indemnified Parties in connection therewith shall be paid by the Indemnitor as they occur.

(i)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters shall obtain and hold the right and benefit of the above-noted indemnity in trust for and on behalf of such Indemnified Party.

(j)	The Indemnitor agrees to reimburse the Indemnified Parties for the time spent by their personnel in connection with any Claim at their normal per diem rates.

(k)	The indemnity and the contribution obligations of the Indemnitor in this Agreement shall be in addition to any liability which the Indemnitor may otherwise have, shall extend upon the same terms and conditions to the personnel of the Indemnified Parties and shall be binding upon and enure to the benefit of any successors, assigns, heirs and personal representatives of the Indemnitor and any of the Indemnified Parties. The foregoing provisions shall survive the completion of professional services rendered under this Agreement or any termination of the authorization given by this Agreement.

17.	Contribution.

(a)	In the event that the indemnity of the Indemnitor provided for in Section 16 hereof is declared by a court of competent jurisdiction to be illegal or unenforceable as being contrary to public policy or is unavailable for any other reason, the Indemnitor shall contribute to the aggregate of all Claims and all Losses of the nature contemplated in Section 16 hereof and suffered or incurred by the Indemnified Parties in such proportion as is appropriate to reflect: (i) the relative benefits received by the Indemnified Parties, on the one hand (being the Underwriting Fee), and the relative benefits received the Indemnitor on the other hand (being the gross proceeds derived from the sale of the Offered Shares less the Underwriting Fee), (ii) the relative fault of the Indemnitor on the one hand and the Indemnified Parties on the other hand, and (iii) relevant equitable consideration; provided that the Indemnitor shall in any event contribute to the amount paid or payable by the Indemnified Parties as a result of such Claim any excess of such amount over the amount paid or payable to the Indemnified Parties or any other Indemnified Party under this Agreement. For greater certainty and notwithstanding anything to the contrary contained herein, the Indemnified Parties shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final judgement that has become non-appealable to have engaged in any fraud, fraudulent misrepresentation or negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation or negligence.

(b)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against another party or parties under this Section 17, notify such party or parties from whom contribution may be sought, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any obligation it may have otherwise under this Section 17, except to the extent that the party from whom contribution may be sought is materially prejudiced by such omission. The right to contribution provided herein shall be in addition and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise by law.

18.	Expenses.

The Corporation shall pay all expenses and fees in connection with the Offering contemplated by this Agreement, including, without limitation, all expenses of or incidental to the creation, issue, sale or distribution of the Offered Shares and all expenses of or incidental to all other matters in connection with the transactions set out in this Agreement, including, without limitation, the fees and expenses payable in connection with the qualification of the Offered Shares for distribution, the fees and expenses of the Corporation’s counsel and of local counsel to the Corporation, the reasonable expenses of the Corporation’s

Auditors and the transfer agent for the Common Shares, all costs incurred in connection with the preparation and printing of the Offering Documents, all reasonable fees, disbursements, out-of-pocket and travel expenses incurred by the Underwriters in connection with due diligence and marketing meetings and the reasonable fees of the Underwriters’ counsel (to a maximum amount of $75,000, exclusive of disbursements and HST), whether or not the Offering is completed. The Underwriters’ expenses may be deducted by the Underwriters from the gross proceeds of the Offering payable to the Corporation immediately prior to those proceeds being distributed to the Corporation and such Underwriters’ expenses will be payable by the Corporation to GMP, on behalf of the Underwriters, at the Closing Time in accordance with Section 9 or if the Offering is not completed upon receipt of an invoice from the Underwriters in respect thereof.

19.	Underwriters’ Obligations.

The Underwriters’ obligations under this Agreement shall be several and not joint, and the Underwriters’ respective obligations and rights and benefits hereunder shall be as to the following percentages:

GMP Securities L.P.	—	40%
BMO Nesbitt Burns Inc.	—	25%
Canaccord Genuity Corp.	—	20%
Eight Capital	—	8.5%
Beacon Securities Limited	—	4.0%
PI Financial Corp.	—	2.5%

The Co-Lead Underwriters shall be entitled to receive a step-up fee, which shall be equal to 5.0% of the Underwriting Fee (with such step-up fee split 61.5% to GMP and 38.5% to BMO), and shall be paid to the Co-Lead Underwriters out of the Underwriting Fee paid by the Corporation to the Underwriters at the Closing Time. The remaining 95.0% of the Underwriting Fee shall be distributed among the Underwriters in accordance with percentages set forth above.

In the event that one of the Underwriters shall terminate this Agreement or fail to purchase its applicable percentage of the aggregate amount of the Purchased Shares (or the Additional Shares, if the Over-Allotment Option is exercised) (the “Defaulted Securities”) at the Closing Time, the non-defaulting Underwriters shall have the right, but not the obligation, to purchase all but not less than all of the Defaulted Securities upon the terms herein set forth. No action taken pursuant to this Section 19 shall relieve any defaulting Underwriter(s) from liability in respect of its default to the Corporation or to any non-defaulting Underwriter. In the event of any such default which does not result in a termination of this Agreement, the non-defaulting Underwriters shall have the right to postpone the Closing for a period not exceeding seven days in order to determine to proceed. In the event that such right to purchase is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Corporation. Nothing herein shall oblige the Corporation to sell less than all of the Offered Shares. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section 19.

20.	Underwriters’ Authority.

The Corporation shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Underwriters by GMP who shall represent the Underwriters and have authority to bind the Underwriters hereunder, other than with respect to any of the matters contemplated by Sections 12, 13, 14, 16, 17 and 19 hereof. In all cases, GMP shall use its best efforts to consult with the other Underwriter prior to taking any action contemplated herein.

21.	Notices.

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a “notice”) shall be in writing addressed as follows:

(a)	if to the Corporation, to:

Canopy Growth Corporation

1 Hershey Drive

Smiths Falls, Ontario

K7A 0A8

Email: bruce@tweed.com
Attention: Bruce	Linton, Chief Executive Officer

with a copy to (but not as notice to):

LaBarge Weinstein LLP

515 Legget Drive, Suite 800

Ottawa, ON K2K 3G4

Email:           dw@lwlaw.com

Attention:     Deborah Weinstein

(b)	if to the Underwriters, to:

GMP Securities L.P.

145 King Street West, Suite 300

Toronto, ON M5H 1J8

Email:           steveo@gmpsecurities.com

Attention:     Steve Ottaway

BMO Nesbitt Burns Inc.

100 King Street West, Suite 4000

Toronto, ON M5X 2A1

Email:           andrew.warkentin@bmo.com

Attention:     Andrew Warkentin

Canaccord Genuity Corp.

161 Bay Street, Suite 3100

Toronto, ON M5J 2S1

Email:           swinokur@canaccordgenuity.com

Attention:     Steve Winokur

Eight Capital

100 Adelaide Street West, Suite 2900

Toronto, ON M5H 1S3

Email:           pmcbride@viiicapital.com

Attention:     Patrick McBride

Beacon Securities Limited

66 Wellington Street West, Suite 4050

Toronto, ON M5K 1H1

Email:           mmaruzzo@beaconsecurities.ca

Attention:     Mario Maruzzo

PI Financial Corp.

666 Burrard Street, Suite 1900

Vancouver, BC V6C 3N1

Email:           bcorbet@pifinancial.com

Attention:     Blake Corbet

with a copy (but not as notice) to:

Wildeboer Dellelce LLP

Suite 800

Wildeboer Dellelce Place

Toronto, Ontario

M5H 2V1

Email:           perry@wildlaw.ca

Attention:     Perry Dellelce

Email:           cmalone@wildlaw.ca

Attention:     Charlie Malone

or to such other address as any of the parties may designate by notice given to the others.

Each notice shall be personally delivered to the addressee or sent by electronic transmission to the addressee and: (i) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and (ii) a notice which is sent by electronic transmission shall be deemed to be given and received on the first Business Day following the day on which it is sent.

22.	Time of the Essence. Time shall, in all respects, be of the essence hereof.

23.	Headings. The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

24.	Singular and Plural, etc. Where the context so requires, words importing the singular number include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders.

25.	Entire Agreement. This Agreement constitutes the only agreement between the parties with respect to the subject matter hereof and shall supersede any and all prior negotiations and understandings, including, without limitation, the Bought Deal Letter. This Agreement may be amended or modified in any respect by written instrument only.

26.	Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

27.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. In the event of any dispute regarding the Agreement, the parties hereto submit to the non-exclusive jurisdiction of the courts of the Province of Ontario.

28.	Successors and Assigns. The terms and provisions of this Agreement shall be binding upon and enure to the benefit of the Corporation and the Underwriters and their respective successors and permitted assigns.

29.	Further Assurances. Each of the parties hereto shall do or cause to be done all such acts and things and shall execute or cause to be executed all such documents, agreements and other instruments as may reasonably be necessary or desirable for the purpose of carrying out the provisions and intent of this Agreement.

30.	Obligations of the Underwriters. In performing their respective obligations under this Agreement, the Underwriters shall be acting severally and not jointly and severally. Nothing in this Agreement is intended to create any relationship in the nature of a partnership, or joint venture between the Underwriters.

31.	Market Stabilization. In connection with the distribution of the Offered Shares, the Underwriters may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by applicable Securities Laws of the Qualifying Provinces. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

32.	No Fiduciary Duty. The Corporation hereby acknowledges that: (a) the purchase and sale of the Offered Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and the Underwriters and any affiliate through which they may be acting, on the other; (b) the Underwriters are acting as principals and not as an agents or fiduciaries of the Corporation; and (c) the engagement of the Underwriters by the Corporation in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgment in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters owe an agency, fiduciary or similar duty to the Corporation in connection with such transaction or the process leading thereto.

33.	Activities of Underwriters. The Corporation acknowledges that that the Underwriters and their affiliates carry on a range of businesses, and do or may, among other activities: (i) act as an investment fund manager and a trader of, and dealer in, securities both as principal and on behalf of its clients (including managed accounts and investment funds) and, as such, may have had, and may in the future have, long or short positions in the securities of the Corporation or related entities and, from time to time, may have executed or may execute transactions on behalf of such persons; (ii) may provide research or investment advice or portfolio management services to clients on investment matters, including the Corporation; (iii) may participate in securities transactions on a proprietary basis, including transactions in the Offering or other securities of the Corporation or related entities. The Corporation acknowledges that nothing herein shall restrict their ability to conduct business in the ordinary course and in compliance with applicable laws, and agrees that the Underwriters and their affiliates may hold such positions and effect such transactions without regard to the Corporation’s interest under this Agreement.

34.	Effective Date. This Agreement is intended to and shall take effect as of the date first set forth above, notwithstanding its actual date of execution or delivery.

35.	Counterparts and Electronic Copies. This Agreement may be executed in any number of counterparts and by email or facsimile, which taken together shall form one and the same agreement.

36.	English Language. The parties have expressly required this Agreement and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Remainder of Page Intentionally Left Blank]

If the Corporation is in agreement with the foregoing terms and conditions, please so indicate by executing a copy of this Agreement where indicated below and delivering the same to the Underwriters.

Yours very truly,

GMP SECURITIES L.P.

Per:	“Steve Ottaway”
Steve Ottaway

BMO NESBITT BURNS INC.

Per:	“Andrew Warkentin”
Andrew Warkentin

CANACCORD GENUITY CORP.

Per:	“Steve Winokur”
Steve Winokur

EIGHT CAPITAL

Per:	“Patrick McBride”
Patrick McBride

BEACON SECURITIES LIMITED

Per:	“Mario Maruzzo”
Mario Maruzzo

PI FINANCIAL CORP.

Per:	“Blake Corbet”
Blake Corbet

The	foregoing is hereby accepted on the terms and conditions therein set forth.

[Signature page to Underwriting Agreement]

DATED as of the 23rd day of January, 2018

CANOPY GROWTH CORPORATION

Per:	“Bruce Linton”
Bruce Linton

SCHEDULE “A”

UNITED STATES OFFERS AND SALES

This is Schedule “A” to the Underwriting Agreement dated as of January 23, 2018 between Canopy Growth Corporation and the Underwriters referenced therein.

As used in this Schedule “A” and related appendices, capitalized terms used but not defined herein shall have the meanings ascribed to them in the Underwriting Agreement to which this Schedule “A” is annexed and the following terms shall have the meanings indicated:

“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S;

“Foreign Issuer” means a “foreign issuer” as that term is defined in Rule 902 of Regulation S;

“General Solicitation” and “General Advertising” mean “general solicitation” and “general advertising”, respectively, as those terms are used under Rule 502(c) of Regulation D promulgated under the U.S. Securities Act;

“Qualified Institutional Buyer” means a “qualified institutional buyer” as that term is defined in Rule 144A;

“Regulation S” means Regulation S adopted by the SEC under the U.S. Securities Act;

“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Rule 902 of Regulation S.

Representations, Warranties and Covenants of the Underwriters

Each of the Underwriters (on its own behalf and on behalf of its U.S. Affiliate) acknowledges that the Offered Shares have not been and will not be registered under the U.S. Securities Act or applicable state securities laws and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act and applicable state securities laws. Accordingly, each Underwriter (on its own behalf and on behalf of its U.S. Affiliate) severally and not jointly represents, warrants, covenants and agrees to and with the Corporation that:

1.	Neither the Underwriter nor its U.S. Affiliate has offered or sold nor will any of them offer or sell any Offered Shares except (a) in an “offshore transaction”, as such term is defined in Regulation S, in accordance with Rule 903 of Regulation S or (b) in the United States as provided in this Schedule “A”. Accordingly, none of the Underwriters, the U.S. Affiliates or any of their respective affiliates or any persons acting on their behalf (including any Selling Firms) has engaged or will engage in any Directed Selling Efforts in the United States with respect to the Offered Shares.

2.	Neither the Underwriter nor its U.S. Affiliate has entered nor will any of them enter into any contractual arrangement with respect to the offer, sale or any distribution of the Offered Shares, except with the prior written consent of the Corporation.

3.	All offers and sales of Offered Shares in the United States have been and will be made through an Underwriter’s U.S. Affiliate which in each case is and at all relevant times was and will be a broker-dealer registered pursuant to Section 15(b) of the U.S. Securities Exchange Act of 1934, as amended, and in good standing with the Financial Industry Regulatory Authority Inc., and otherwise in compliance with all applicable U.S. broker-dealer requirements and Securities Laws, and all such offers and sales of Offered Shares have been and will be made only in states of the United States where such U.S. Affiliate is registered or otherwise exempt from registration.

4.	In connection with offers and sales of Offered Shares in the United States, no form of General Solicitation or General Advertising has been or will be used. Neither the Underwriter, its U.S. Affiliate, their respective affiliates or any persons acting on their behalf (including any Selling Firms) have engaged or will engage in any conduct involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act in connection with the offer or sale of the Offered Shares in the United States.

5.	Any offer or solicitation of an offer to buy Offered Shares that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers with whom, in each case, such Underwriter, its U.S. Affiliate or the Corporation has a pre-existing relationship prior to such offer or solicitation and a reasonable basis for believing to be a Qualified Institutional Buyer.

6.	The Underwriter, through its U.S. Affiliate, shall inform all purchasers of the Offered Shares in the United States and all purchasers of Offered Shares that were offered Offered Shares in the United States that the Offered Shares have not been and will not be registered under the U.S. Securities Act and the Offered Shares are being offered and sold to such persons in reliance on Rule 144A and similar exemptions under applicable state securities laws.

7.	Each offeree in the United States has been or will be provided with a copy of one or both of the Preliminary U.S. Private Placement Memorandum or the U.S. Private Placement Memorandum, and no other written material has been or will be used in connection with the offer or sale of the Offered Shares in the United States. Each person in the United States purchasing Offered Shares and each purchaser of Offered Shares who was offered Offered Shares in the United States will be, prior to the sale of Offered Shares to such persons, required to execute a U.S. Purchaser’s Letter in the form of Exhibit A attached to the U.S. Private Placement Memorandum. Prior to any offer or sale of Offered Shares to each offeree in the United States, such Underwriter and its U.S. Affiliate each had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and at the Closing Time shall continue to have reasonable grounds to believe and shall continue to believe that each person in the United States purchasing Offered Shares and each purchaser of Offered Shares who was offered Offered Shares in the United States is a Qualified Institutional Buyer.

8.	All offers and sales of Offered Shares made outside the United States by the Underwriter, its U.S. Affiliate, their respective affiliates or any persons acting on their behalf (including any Selling Firms) have been and will be made in “offshore transactions” within the meaning of Regulation S.

9.	If the Underwriters authorize any Selling Firm to offer and sell Offered Shares in the United States through a U.S. Affiliate, the Underwriters will cause each such Selling Firm to acknowledge in writing, for the benefit of the Corporation, its agreement to be bound by the provisions of this Schedule “A” in connection with all offers and sales of the Offered Shares in the United States. Each Underwriter will cause its U.S. Affiliate to comply with, and will use its best efforts to ensure compliance by the Selling Firms, with the provisions of this Schedule “A” as though such parties are directly party hereto.

10.	Offers to sell and solicitations of offers to buy the Offered Shares in the United States have been and will be made pursuant to and in accordance with exemptions from the registration or qualification requirements of all applicable state securities (“Blue Sky”) laws.

11.	At least one Business Day prior to the Closing, the Underwriter and its U.S. Affiliate will provide the Corporation (a) a list of all purchasers of the Offered Shares in the United States and all purchasers of Offered Shares who were offered Offered Shares in the United States and (b) all executed U.S. Purchaser’s Letters in the form attached as Exhibit A to the U.S. Private Placement Memorandum.

12.	At the Closing Time, the Underwriter and its U.S. Affiliate will provide a certificate, substantially in the form of Schedule “B” attached hereto, relating to the manner of the offer of the Offered Shares in the United States, or such persons will be deemed to have represented to the Corporation that they did not offer or sell any Offered Shares in the United States.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants to the Underwriters and the U.S. Affiliates that:

1.	The Corporation is a Foreign Issuer and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Shares.

2.	Other than through an Underwriter or U.S. Affiliate, the Corporation has not made and will not make any offer or sale of Offered Shares in the United States.

3.	All offers and sales of Offered Shares made outside the United States by the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates (including, without limitation, the U.S. Affiliates), Selling Firms and any person acting on their behalf, as to which no representation, warranty, covenant or agreement is made), have been and will be made in “offshore transactions” within the meaning of Regulation S. None of the Corporation, its affiliates, or any person acting on its or their behalf (other than the Underwriters, their affiliates (including, without limitation, the U.S. Affiliates), Selling Firms and any person acting on their behalf, as to which no representation, warranty, covenant or agreement is made), has made or will make any Directed Selling Efforts in the United States with respect to the Offered Shares.

4.	None of the Corporation, its affiliates, or any person acting on its or their behalf, has taken or will take any action that would cause the exemption from the registration requirements of the U.S. Securities Act afforded by Rule 144A or the exclusion from registration provided by Rule 903 of Regulation S to be unavailable for offers and sales of the Offered Shares pursuant to this Agreement.

5.	None of the Corporation, any of its affiliates or any person acting on its or their behalf (other than the Underwriters, their affiliates (including, without limitation, the U.S. Affiliates), Selling Firms and any person acting on their behalf, as to which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offered Shares in the United States by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

6.	For so long as any of the Offered Shares are outstanding and “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and not eligible for resale pursuant to Rule 144(b)(1) under the U.S. Securities Act, at any time when the Corporation is neither subject to and in compliance with the reporting requirements of Section 13 or 15(d) of the U.S. Securities Exchange Act of 1934, as amended, nor exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Corporation will provide holders and prospective purchasers of Offered Shares designated by such holders, upon request, with the information required to be provided by Rule 144A(d)(4) under the U.S. Securities Act, for so long as the provision of such information is required to permit resales of the Offered Shares pursuant to Rule 144A.

7.	The Offered Shares are not, and as of the Closing Time will not be, and no securities of the same class as the Offered Shares are or will be: (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Securities Exchange Act of 1934, as amended; (ii) quoted in a “U.S. automated inter-dealer quotation system”, as such term is used for purposes of Rule 144A; or (iii) convertible or exchangeable into, or exercisable for, securities so listed or quoted at an effective conversion or exercise premium (calculated as specified in paragraph (a)(6) and (a)(7) of Rule 144A) of less than ten percent for securities so listed or quoted.

8.	The Corporation is not, and following the application of the proceeds of the sale of the Offered Shares in the manner described in the Final Prospectus will not be, registered or required to be registered as an investment company under the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

9.	The Corporation will, within the prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or any state securities laws in connection with the sale of the Offered Shares.

SCHEDULE “B”

UNDERWRITER’S CERTIFICATE

In connection with the private placement in the United States of common shares (the “Shares”) of Canopy Growth Corporation (the “Corporation”), with, one or more persons, each of which is a “qualified institutional buyer” (a “Qualified Institutional Buyer”) as that term is defined in Rule 144A under the U.S. Securities Act of 1933, as amended, pursuant to an underwriting agreement (the “Underwriting Agreement”) dated as of January 23, 2018 between the Corporation and GMP Securities L.P., BMO Nesbitt Burns Inc., Canaccord Genuity Corp., Eight Capital, Beacon Securities Limited and PI Financial Corp. (collectively, the “Underwriters” and individually, an “Underwriter”), the undersigned hereby certify as follows:

1. [U.S. affiliate] (the “U.S. Affiliate”) is a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Securities Exchange Act of 1934, as amended, and under the laws of each applicable state of the United States (unless exempted from the respective state’s broker-dealer registration requirements), and was and is a member of, and in good standing with, the Financial Industry Regulatory Authority, Inc. on the date hereof and on the date of each offer and sale made by it in the United States, and all offers and sales of Shares in the United States have been effected by the U.S. Affiliate in accordance with all U.S. federal and state broker-dealer requirements;

2.	all offers of Shares in the United States were made only through the U.S. Affiliate and to Qualified Institutional Buyers and have been effected in accordance with all applicable U.S. broker-dealer requirements and Securities Laws;

3.	each purchaser of Shares in the United States or that was offered Shares in the United States was provided with a copy of the U.S. Private Placement Memorandum, and no other written material was used in connection with the offer or sale of the Shares in the United States;

4.	immediately prior to our transmitting the Preliminary U.S. Private Placement Memorandum or the U.S. Private Placement Memorandum to offerees in the United States, we had reasonable grounds to believe and did believe that each such offeree was a Qualified Institutional Buyer, and, on the date hereof, we continue to believe that each such offeree purchasing Shares is a Qualified Institutional Buyer;

5.	we obtained from each person in the United States, and each offeree in the United States, in each case that is purchasing Offered Shares, an executed U.S. Purchaser’s Letter in the form of Exhibit A to the U.S. Private Placement Memorandum, and we have delivered copies of the same to the Corporation;

6.	no form of General Solicitation or General Advertising was used by us, in connection with the offer of the Shares in the United States; and

7.	all offers of the Shares in the United States have been conducted by us in accordance with the terms of the Underwriting Agreement, including Schedule “A” thereto. Capitalized terms used but not defined in this certificate have the meanings given to them in the Underwriting Agreement (including Schedule “A” attached thereto).

Dated this      day of January, 2018.

[UNDERWRITER]	[U.S. AFFILIATE]

Per:	Per:
Authorized Signing Officer	Authorized Signing Officer

B-2

SCHEDULE “C”

MATERIAL SUBSIDIARIES

Subsidiary	Percent Ownership
Tweed Inc.[1]	100%
Tweed Farms Inc.[1]	100%
Bedrocan Canada Inc.[1]	100%
Spectrum Cannabis Canada Ltd. (formerly Mettrum Ltd.)[1]	100%
Tweed Grasslands Cannabis Inc.[1]	100%
Vert Cannabis Inc.	100%
Spectrum Health Corp. (formerly Mettrum Health Corp.)	100%

Notes:

1 – Licensed under the ACMPR

B-3